   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                 VIASOFT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                             94-2892506
             (STATE OR OTHER JURISDICTION                      (I.R.S. EMPLOYER IDENTIFICATION NO.)
          OF INCORPORATION OR ORGANIZATION)

                            ------------------------

                             3033 NORTH 44TH STREET
                             PHOENIX, ARIZONA 85018
                                 (602) 952-0050
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                         STEVEN D. WHITEMAN, PRESIDENT
                                 VIASOFT, INC.
                             3033 NORTH 44TH STREET
                             PHOENIX, ARIZONA 85018
                       (602) 952-0050/FAX (602) 840-9058
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                  WILLIAM M. HARDIN, ESQ.                                      JORGE DEL CALVO, ESQ.
                   CLARK M. PORTER, ESQ.                                     KATHARINE A. MARTIN, ESQ.
                   ANDREW P. KELLY, ESQ.                                      COURTNEY M. LYNCH, ESQ.
                    OSBORN MALEDON, P.A.                                   PILLSBURY MADISON & SUTRO, LLP
                 2929 NORTH CENTRAL AVENUE                                      2700 SAND HILL ROAD
                PHOENIX, ARIZONA 85012-2794                              MENLO PARK, CALIFORNIA 94025-7020
                       (602) 207-1288                                              (415) 233-4500
                     FAX (602) 235-9444                                          FAX (415) 233-4545

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM  PROPOSED MAXIMUM     AMOUNT OF
         TITLE OF EACH CLASS OF             AMOUNT TO BE     OFFERING PRICE  AGGREGATE OFFERING    REGISTRATION
       SECURITIES TO BE REGISTERED         REGISTERED(1)      PER SHARE(2)         PRICE             FEE(3)
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value             2,300,000 shares       $44.88         $103,224,000        $31,280
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market on February 5, 1997.

(3) The shares of Common Stock are not being registered for the purpose of sales outside the United States.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 10, 1997
                                2,000,000 SHARES

                                      LOGO

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                            ------------------------

     Of the 2,000,000 shares of Common Stock offered, 1,600,000 shares are being offered hereby in the United States and 400,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     Of the 2,000,000 shares of Common Stock offered, 1,650,000 shares are being sold by VIASOFT, Inc. and 350,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "VIAS". On February 7, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $46.00 per share. See "Price Range of Common Stock".

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                                      PROCEEDS TO
                                 INITIAL PUBLIC    UNDERWRITING     PROCEEDS TO         SELLING
                                 OFFERING PRICE    DISCOUNT(1)       COMPANY(2)       STOCKHOLDERS
                                ---------------- ---------------- ---------------- ------------------
Per Share......................        $                $                $                 $
Total(3).......................        $                $                $                 $

---------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting estimated expenses of $325,000, payable by the Company.

(3) The Company and the Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 240,000 shares of Common Stock at the offering price per share, less the underwriting discount, solely to cover over-allotments in the United States. Additionally, the Company and the Selling Stockholders have granted the International Underwriters a similar option with respect to an additional 60,000 shares as part of the concurrent international offering. If such options are exercised in full, the total offering price, underwriting discount, proceeds to Company and proceeds to Selling Stockholders will be
    $          , $          , $          and $          , respectively. See
    "Underwriting".
                            ------------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
               , 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                WESSELS, ARNOLD & HENDERSON
                                 SOUNDVIEW FINANCIAL GROUP, INC.
                                              VOLPE, WELTY & COMPANY LLC
                            ------------------------
                The date of this Prospectus is           , 1997.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING".
                            ------------------------

                             AVAILABLE INFORMATION

     VIASOFT, Inc. ("VIASOFT" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials and other information concerning the Company are also filed electronically with the Commission and are accessible via the World Wide Web at http://www.sec.gov. The Common Stock is traded on the Nasdaq National Market.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (File No. 0-25472);

          (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996 and December 31, 1996 (File No. 0-25472);

          (3) The Company's Current Report on Form 8-K dated December 5, 1996 (File No. 0-25472); and

          (4) The description of the Common Stock to be registered hereunder set forth under the caption "Description of Securities" in the Registrant's Form S-1 Registration Statement No. 33-88366.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Catherine R. Hardwick, Secretary, VIASOFT, Inc., 3033 North 44th Street, Phoenix, Arizona 85018, telephone (602) 952-0050.
                            ------------------------

     VIASOFT(R), Analytical Engine(TM), Application Knowledge Repository(TM), The Existing Systems Workbench(R), ESW(R), VIA/Insight(R), Visual/Recap(TM), VIA/SmartEdit(R), VIA/SmartTest(R), VIA/Renaissance(TM), VIA/SmartDoc(R), VIA/Alliance(R), VIA/SmartAccess(R), VIASOFT's Insourcing(TM), US2000(TM), VIASOFT's Enterprise 2000(TM), VIASOFT's Estimate 2000(TM), VIASOFT's Fast Path 2000(SM), VIASOFT's Impact 2000(SM), VIASOFT's Operation 2000(SM), VIASOFT's Plan 2000(SM), ESW/PC(TM), VIASOFT's Legacy Transitions(SM), c.era(SM) and Rochade(TM) are trademarks of the Company. This Prospectus also includes trade names, trademarks and references to intellectual property owned by other companies. Fortune 1000 is a trademark of Time, Inc.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Prospective investors should carefully consider the information set forth under the heading "Risk Factors". Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options. See "Underwriting".

     The following summary contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Risk Factors", as well as those discussed elsewhere in this Prospectus and in the documents incorporated herein by reference. See "Special Note on Forward-Looking Statements".

                                  THE COMPANY

     VIASOFT provides enterprise application management solutions that help large organizations worldwide understand, manage and evolve the large-scale software applications that support their fundamental business processes. These business solutions are provided through a highly integrated suite of software products and specialized professional services. Organizations that rely on mainframe systems must continuously modify, maintain and redevelop existing software applications to address changing information requirements resulting from the ongoing evolution of business practices. The Company's products and services are designed to reduce substantially the cost of maintaining and redeveloping existing mainframe applications, improve the quality and maintainability of these applications and assist in implementing specialized or complex redevelopment initiatives, such as the year 2000 century date conversion.

     The Company's principal business solutions are based on VIASOFT's proprietary technology, The Existing Systems Workbench ("ESW"), an integrated suite of software tools. ESW supports the IBM MVS operating system and includes products that are available individually or as a complete suite. VIASOFT's business solutions, which combine the Company's products and professional services offerings, include (i) VIASOFT's Enterprise 2000 for addressing the year 2000 problem, (ii) VIASOFT's Insourcing for reducing the costs and improving the productivity of managing enterprise applications, and (iii) VIASOFT's Legacy Transitions for reusing and evolving enterprise applications for the implementation of distributed computing environments and packaged software applications. As part of the Company's strategy to broaden its enterprise application management solutions, the Company acquired Rottger & Osterberg Software-Technik GmbH ("R&O") in December 1996 and is in the process of integrating R&O's repository technology into VIASOFT's solution offerings.

     The Company's objective is to enhance its position as a leading provider of enterprise application management solutions for large organizations worldwide. A key element of the Company's strategy is to provide integrated business solutions for its customers. The Company believes that the integration of services with its product offerings is an effective strategy for addressing the complex maintenance and redevelopment requirements of large organizations and will promote long-term relationships with the Company's installed base of customers. The Company also intends to capitalize on the year 2000 century date conversion opportunity through expanded product and service offerings, cooperative marketing relationships with third parties and leveraging year 2000 customer relationships to sell other products and services. Additional key elements of the Company's strategy include the ongoing enhancement of its technological leadership position, the acquisition of businesses, products and technologies that complement its existing products and services and the expansion of its worldwide sales and distribution channels, both directly and through third-party relationships.

     The Company markets its products and services primarily to Fortune 1000 companies and similarly sized business and governmental organizations worldwide. The Company's marketing efforts are implemented through its domestic and international direct sales forces, through a number of foreign independent distributors located in Europe, the Far East, South Africa and Latin America and through strategic relationships with third parties as part of its Solution/Technology Provider program. Representative customers of the Company include Abbott Laboratories, Citibank, N.A., Bank of Ireland, Mastercard, Metropolitan Life Insurance Company, Motorola, Inc. and Union Pacific Railroad.

                              RECENT DEVELOPMENTS

     On December 5, 1996, VIASOFT acquired all of the outstanding shares of capital stock of R&O pursuant to a stock purchase agreement with the stockholders of R&O. R&O develops, markets and supports repository software tools through its Rochade product line, together with related repository-based services and solutions. Rochade is based on an open repository software technology that is designed to help businesses capture, manage, monitor, disseminate, reuse and change their information technology assets in both mainframe systems and distributed computing environments. R&O was founded in 1976, is headquartered in Munich, Germany and has operations in Europe and the United States.

     VIASOFT's strategy is to develop and enhance the Rochade repository technology for integration with VIASOFT's product line and professional services solutions. The Company believes that the Rochade repository technology will provide significant additional benefits to customers as part of a suite of integrated products and solutions, compared to repositories offered as stand-alone products. VIASOFT believes that this open, enterprise-wide repository will provide a foundation on which to develop and market new integrated products and solutions. The R&O acquisition also presents an opportunity for VIASOFT to market the enhanced Rochade product line to VIASOFT's existing customer base and to market VIASOFT's products and services to R&O's customer base.

     VIASOFT accounted for the R&O acquisition as a purchase and allocated approximately $27.0 million of the purchase price to in-process research and development, resulting in a significant charge to the Company's results of operations in the quarter ended December 31, 1996. The Company paid $10.8 million in cash and issued approximately 425,000 shares of restricted Common Stock valued at $12.8 million to the selling stockholders of R&O. Additional consideration of $2.0 million is payable on February 28, 1997. The Company has also committed to pay additional cash consideration of $2.0 million (or, at each former R&O stockholder's election, additional shares of Common Stock with an equivalent market value) if certain financial performance criteria are met for the period from January 1, 1997 through June 30, 1997. The Company also assumed liabilities of approximately $9.4 million and recorded other direct costs of approximately $3.8 million related to the acquisition. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations".

                                  RISK FACTORS

     For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors".

                                  THE OFFERING

Common Stock offered by:
  The Company................................  1,650,000 shares
  The Selling Stockholders...................  350,000 shares
Common Stock to be outstanding after the
  Offering(1)................................  19,048,075 shares
Use of Proceeds..............................  Enhancement and integration of the Rochade product line, the addition of direct sales
                                               and research and development personnel,
                                               marketing initiatives, potential acquisitions
                                               of businesses, products and technologies,
                                               working capital and other general corporate
                                               purposes.
Nasdaq National Market Symbol................  VIAS

---------------
     (1) Based on 17,398,075 shares outstanding as of December 31, 1996 and excludes (a) 1,427,174 shares of Common Stock issuable upon exercise of outstanding stock options, (b) 325,784 shares of Common Stock reserved for future issuance under the 1994 Equity Incentive Plan, (c) 442,603 shares of Common Stock reserved for future issuance under the Employee Stock Purchase Plan, and (d) 340,000 shares of Common Stock reserved for future issuance under the Outside Directors Stock Option Plan. Also excludes an undetermined number of shares valued at $2.0 million issuable after June 30, 1997 at the option of the former stockholders of R&O in connection with the acquisition of R&O if certain performance criteria are met. See "-- Recent Developments".

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                       SIX MONTHS ENDED DECEMBER 31,
                                                                                      --------------------------------
                                                                                                (UNAUDITED)
                                                    FISCAL YEAR ENDED JUNE 30,                                   PRO
                                                  -------------------------------                               FORMA
                                                   1994        1995        1996        1995         1996       1996(1)
                                                  -------     -------     -------     -------     --------     -------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees.........................  $13,029     $14,311     $17,824     $ 8,275     $ 13,095     $15,530
  Maintenance fees..............................   10,041      12,059      14,305       6,879        8,900      11,047
  Professional services fees....................    2,715       4,387      11,307       3,475       11,675      12,924
  Other.........................................      199         194         121          67           89         211
                                                  -------     -------     -------     -------     --------     -------
        Total revenues..........................   25,984      30,951      43,557      18,696       33,759      39,712
                                                  -------     -------     -------     -------     --------     -------
Operating expense:
  Cost of software license and maintenance
    fees(2).....................................    1,544       2,661       2,788       1,457        1,577       2,703
  Cost of professional services fees............    2,522       4,052       8,025       2,978        8,470       9,683
  Sales and marketing...........................   11,993      13,517      18,137       7,865       12,320      14,202
  Research and development......................    3,291       3,193       4,237       2,045        2,852       4,109
  Write-off of purchased in-process research and
    development(3)..............................       --          --          --          --       26,958          --
  General and administrative(2).................    2,480       2,643       3,567       1,525        2,620       3,430
                                                  -------     -------     -------     -------     --------     -------
        Total operating expenses................   21,830      26,066      36,754      15,870       54,797      34,127
Income (loss) from operations...................    4,154       4,885       6,803       2,826      (21,038)      5,585
Total other income (expense)....................      (22)        490       1,257         620          670         664
                                                  -------     -------     -------     -------     --------     -------
Income (loss) before income taxes...............    4,132       5,375       8,060       3,446      (20,368)      6,249
Income tax provision............................      487         183       1,843         865        2,260       2,139
                                                  -------     -------     -------     -------     --------     -------
Net income (loss)...............................  $ 3,645     $ 5,192     $ 6,217     $ 2,581     $(22,628)    $ 4,110
                                                  =======     =======     =======     =======     ========     =======
Net income (loss) per common share(4)...........  $  0.29     $  0.36     $  0.36     $  0.15     $  (1.34)    $  0.23
                                                  =======     =======     =======     =======     ========     =======
Weighted average number of common and common
  share equivalents outstanding(4)..............   12,720      14,584      17,391      17,082       16,938      18,196
                                                  =======     =======     =======     =======     ========     =======

                                                                                            DECEMBER 31, 1996
                                                                                        --------------------------
                                                                                        ACTUAL      AS ADJUSTED(5)
                                                                                        -------     --------------
                                                                                              (IN THOUSANDS)
                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................  $ 9,074        $ 80,664
Working capital.......................................................................    9,109          80,699
Total assets..........................................................................   56,121         127,711
Deferred revenue......................................................................   20,334          20,334
Total stockholders' equity............................................................   19,286          90,878

---------------
(1) Gives pro forma effect to the acquisition by the Company of all of the outstanding capital stock of R&O as if the acquisition had occurred at the beginning of the period presented. The pro forma results exclude the $27.0 million purchased in-process research and development charge. See "-- Recent Developments", "Pro Forma Combined Financial Data", "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations", and Note 2 to Consolidated Financial Statements set forth in the Company's Form 10-Q for the quarter ended December 31, 1996.
(2) For the period from December 5, 1996, the date of the R&O acquisition, through December 31, 1996, cost of software license and maintenance fees and general and administrative expense include amortization of intangible assets acquired in connection with the R&O acquisition of $33,000 and $44,000, respectively.
(3) See Note 2 to Consolidated Financial Statements set forth in the Company's Form 10-Q for the quarter ended December 31, 1996, and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations".
(4) Reflects the conversion of all issued and outstanding shares of preferred stock into 8,847,814 shares of Common Stock upon the closing of the Company's initial public offering on March 8, 1995. Also reflects the effect of a two-for-one stock split that was payable on September 13, 1996 to stockholders of record as of August 30, 1996.
(5) Adjusted to give effect to the receipt of estimated net proceeds from the sale of 1,650,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $46.00 per share, after deducting underwriting discounts and estimated offering expenses. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

     Except for historical information contained herein, this Prospectus contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ materially from such statements. Factors that cause or contribute to such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Prospectus and in the documents incorporated herein by reference.

     The Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors, among others, should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

DEPENDENCE ON YEAR 2000 MARKET

     The growth in the Company's professional services fees in fiscal 1996 and the first half of fiscal 1997 results primarily from increased demand for VIASOFT's Enterprise 2000 services as awareness of the year 2000 century date conversion problem has grown. In the fiscal year ended June 30, 1996 and the six months ended December 31, 1996, VIASOFT's Enterprise 2000 services represented 75% and 82%, respectively, of the Company's professional services revenue. In addition, this demand has also accounted for a significant portion of software license revenue for the same periods as customers have acquired the Company's software products to help address their year 2000 concerns. The Company has experienced this growth in both the domestic and international markets, but the majority of the increase has been in the domestic marketplace. Should the demand for the Company's year 2000 solutions and products decline significantly as a result of new technologies, competition or any other factors, the Company's professional services fees and license revenues would be materially and adversely affected. The Company anticipates that demand in the year 2000 market will decline, perhaps rapidly, following the year 2000. It is the Company's strategy to leverage customer relationships and knowledge of customer application systems derived from its year 2000 services solutions to market other products and services beyond the year 2000 market. However, there can be no assurance that this strategy will be successful, and should the Company be unable to market other products and services as demand in the year 2000 market declines, whether as a result of competition, technological change or other factors, the Company's business, results of operations and financial condition will be materially and adversely affected.

VOLATILITY OF COMMON STOCK PRICES

     The Company's stock price has been volatile since its initial public offering. The Company believes that factors such as awareness of the year 2000 problem, quarterly fluctuations in results of operations, announcements of new products and acquisitions by the Company or by its competitors, change in revenue or earnings estimates by securities analysts, developments in litigation affecting the Company, changes in accounting principles or their application and other factors may cause the market price of the Company's stock to continue to fluctuate, perhaps substantially. In addition, stock prices for many technology companies fluctuate widely for reasons that may be unrelated to operating results. Due to market and securities analysts' expectations of continued growth and the higher price/earnings ratio at which the Company's stock may trade, any shortfall in meeting such expectations may have a rapid and significant adverse effect on the trading price of the Company's stock. These fluctuations, as well as general economic, market and other conditions may adversely affect the market price of the Company's stock in the future. Fluctuations in the market price of the Company's stock may in turn adversely affect the Company's ability to complete any targeted acquisitions, its access to capital and financing and its ability to attract and retain qualified personnel.

PRODUCT CONCENTRATION; DEPENDENCE ON MAINFRAME SYSTEMS

     Substantially all of the Company's software license fee revenues and maintenance fee revenues are derived from products in the Company's primary product line, The Existing Systems Workbench. In addition, a substantial portion of the Company's professional services fee revenues is derived from customers that also license ESW products. If license sales, maintenance renewals or pricing levels of ESW products were to decline materially, whether as a result of technological change, competition or any other factors, the Company's business, results of operations and financial condition would be materially and adversely affected. The Company's principal software products and services are designed for users of IBM and IBM-compatible mainframe computers utilizing IBM's MVS/XA or MVS/ESA operating systems. Future revenues from sales of products and services and recurring maintenance revenues are therefore dependent on continued use of such mainframe computers and related operating system software. In addition, because VIASOFT products require the use of IBM's MVS operating systems, the Company will be required to adapt its products to any changes made to these IBM operating systems in the future. The Company's inability to adapt to future changes in the MVS operating systems, or delays in doing so, could have a material adverse effect on the Company's business, results of operations and financial condition. See "-- Ability to Respond to Technological Change". All of the software license and maintenance revenues and all professional services fees of R&O have been related to R&O's Rochade product line. See
"-- Ability to Assimilate Acquired Business".

ABILITY TO ASSIMILATE ACQUIRED BUSINESS

     VIASOFT intends to integrate the Rochade repository technology acquired from R&O into VIASOFT's software product and solution offerings, which is expected to cost approximately $2.6 million. VIASOFT also plans to enhance and market the Rochade product line to VIASOFT's customer base and to market its ESW product line and professional service solutions to the customer base of R&O. In addition, many of the operations of the Company and R&O are in the process of being integrated in order to achieve planned cost savings and synergies. Costs associated with these and other integration activities will be incurred by the Company, including severance payments, closing of excess facilities and disposition of excess equipment, product and service development costs and additional marketing and sales costs, among others. These costs will increase the Company's operating expenses in the periods in which they are incurred over and above amounts already reserved. There may be substantial difficulties associated with integrating the technology and operations of the Company and R&O, and there can be no assurance that this integration will be accomplished expeditiously or successfully or that the anticipated benefits from these activities, such as improved product performance, cost savings, synergies, and increased penetration of the two companies' respective customer bases, will be realized. The integration of certain technology and operations will require the dedication of management resources that may temporarily distract attention from the day-to-day business of the Company. The business of the Company may also be disrupted by employee uncertainty and lack of focus during this integration. There can be no assurance that the Company will be able to retain key technical, managerial and other employees. Failure to accomplish the integration of the technology and operations of the Company and R&O on a timely basis and as planned could have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATING QUARTERLY RESULTS

     The Company has experienced significant quarterly and other fluctuations in revenues and operating results and expects these fluctuations to continue in the future. The Company believes that these fluctuations have been attributable to the budgeting and purchasing practices of its customers, the length of the customer product evaluation process for the Company's products, the timing of its customers' system conversions, and to a lesser extent, the Company's sales commission practices, which are based partly on quarterly incentives and annual quotas, and other factors. The Company's revenues and results of operations may also be affected by seasonal trends which have resulted in higher revenues in the Company's second and fourth fiscal quarters and lower revenues in its first and third fiscal quarters. This seasonality is a result of many customers' annual purchasing and budgetary practices, the Company's sales commission practices, lower revenues in the summer months (particularly in Europe) when many businesses make fewer purchases, and other factors. The Company's professional services revenues tend to fluctuate due to the completion or commencement of significant projects, which may continue over multiple quarters, the number of working days in a quarter and the utilization rate of professional services personnel. Future revenues and operating results may fluctuate as a result of these and other factors, including the demand for the Company's products and services, the timing and cost of new product and service introductions and product enhancements, changes in the mix of products and services sold and in the mix of sales by distribution channels, timing of any acquisitions and associated costs, the size and timing of customer orders, changes in pricing policies by the Company or its competitors, the timing of collection of accounts receivable and related reported days' sales outstanding, changes in foreign currency exchange rates, competitive conditions in the industry and general economic conditions. Furthermore, as a result of these and other factors, it is likely that in some future quarter the Company's revenues or operating results will be below the expectations of securities analysts or investors, in which case the price of the Common Stock could likely be materially and adversely affected. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations".

     Historically, the Company has had little or no backlog. Quarterly revenues and operating results therefore depend primarily on the volume and timing of orders received during the quarter, which are difficult to forecast. The Company has often recognized a substantial portion of its license fees in the last month of each quarter, frequently in the last week. A significant portion of the Company's operating expenses is relatively fixed, since personnel levels and other expenses are based upon anticipated revenues. Because a substantial portion of the Company's revenues may not be generated until the end of each quarter, the Company may not be able to reduce spending in response to sales shortfalls or delays. These factors, many of which are not within the Company's control, can cause significant variations in operating results from quarter to quarter. Accordingly, the Company believes that quarter to quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations".

RISKS FROM INTERNATIONAL OPERATIONS

     Approximately 25% and 29% of the Company's total revenues in the fiscal year ended June 30, 1996, and the six months ended December 31, 1996, respectively, were attributable to international sales. The Company believes that international business will continue to account for a significant portion of its revenues, due in part to continued expansion of its ESW product line internationally and the recent acquisition of R&O. In R&O's fiscal year ended December 31, 1995 and the nine-month period ended September 30, 1996, approximately 73% and 60% of its total revenues were from sources outside North America, respectively. International operations are subject to a number of risks, including longer accounts receivable payment cycles, exchange rate fluctuations, difficulty in enforcing agreements and collecting accounts receivable, tariffs and other restrictions on foreign trade, U.S. export requirements, withholding and other tax consequences, economic and political instability, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. The Company has experienced longer payment cycles from some of its foreign distributors. Sales made through the Company's foreign distributors are denominated in U.S. dollars except in Italy, where they are denominated in lira. Sales by the Company's foreign subsidiaries are principally denominated in the currencies of the countries where sales are made. The Company has not to date sought to hedge the risks associated with fluctuations in foreign exchange rates and does not currently plan to do so. The Company's foreign operations are also affected by general economic conditions in its international markets. A prolonged economic downturn in its foreign markets could have a material adverse effect on the Company's business. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenues and, consequently, on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Business -- Sales, Marketing and Distribution".

     In addition, approximately 9% and 5% of the Company's total revenues and 35% and 18% of international revenues were realized through the sales and marketing efforts of its independent distributors in the fiscal year ended June 30, 1996 and the six months ended December 31, 1996, respectively. The efforts expended and results achieved by independent distributors are less within the control of the Company than its direct sales operations. A reduction in sales by the Company's distributors or a termination of their relationships with the Company could have a material adverse effect on the Company's international revenues, its business, results of operations and financial condition.

ABILITY TO MANAGE CHANGE

     The Company has experienced changes in its operations and in the software industry in the last several fiscal years that have placed increased demands on its managerial, operational and financial resources. The Company expects its business and the industry as a whole to continue to undergo rapid change. The Company's plans to continue expansion of its professional services offerings, particularly in the year 2000 market, and to continue expansion of its international operations, together with ongoing required product development and future acquisition activity in response to changes in the industry and customer needs, will require VIASOFT to manage effectively its operations in a rapidly changing environment. The Company's future performance will depend in part on its ability to manage change in both its domestic and international operations and will require the Company to continue to hire additional management, technical and professional services personnel, particularly in the professional services and year 2000 areas. The failure of the Company's management team to manage changing technological and business conditions as well as the growth of its own business, should it occur, could have a material adverse impact on the Company's business, results of operations and financial condition.

DEPENDENCE ON ACQUISITIONS

     The Company expects to continue its strategy of identifying, acquiring and developing businesses, products and technologies to enhance and expand its software product line and solution offerings, including acquisitions that could be material in size and scope. The Company believes that the continued success of its existing businesses, as well as its future growth, depends, in part, upon the success of this strategy. Acquisitions involve a number of special risks and factors, including increasing competition for attractive acquisition candidates in the Company's markets, the technological enhancement and incorporation of acquired products into existing product lines and services, the assimilation of the operations and personnel of the acquired companies, adverse short-term effects on reported operating results, the amortization of acquired intangible assets, the assumption of undisclosed liabilities of any acquired companies, the failure to achieve anticipated benefits such as cost savings and synergies, as well as the diversion of management's attention during the acquisition and integration process. The Company does not have significant experience in the identification and management of acquisitions and the success of its acquisition strategy will depend on the effective management of the foregoing risks and its ability to identify, complete and integrate strategic acquisitions on favorable terms. See "-- Ability to Assimilate Acquired Business."

INTENSE COMPETITION

     The market for the Company's software products is intensely competitive and is characterized by rapid change in technology and user needs and the frequent introduction of new products. The market for the type of professional services provided by the Company is also highly competitive. With the growth of the year 2000 market, significant competition has emerged and is expected to increase in the next few years. The professional services segment of the market is characterized by low barriers to entry. The principal competitive factors affecting the year 2000 market include functionality, performance and reliability of technology and methodology, availability and productivity of personnel, the ability to demonstrate achievement of results, depth of experience in year 2000 projects, price and reputation. There are generally three categories of competitors for VIASOFT in the year 2000 market: software vendors, consulting organizations and system integrators and outsourcers. Software vendors provide tools targeted for the year 2000 market. Competitive factors include tools' compatibility with customers' platforms and languages, vendors' ability to deliver training and ongoing support during customers' implementation of the tools, and the value of the tools to an organization beyond the year 2000. Consulting organizations that compete in the year 2000 market are generally small- to medium-sized consulting firms that have become highly focused on the year 2000 problem. These companies provide supplemental personnel and contract programming resources to customers and some have licensed tools from software vendors to enhance their offerings. Large system integration and outsourcing firms have also entered the year 2000 market to include year 2000 conversion services with the maintenance and data processing services they already provide to their existing market and customer base. Some integrators/outsourcers offer licensed tools from software vendors.

     Most of the Company's competitors and potential competitors have substantially greater financial, marketing, recruiting and technology resources than the Company. Major competitors for software product license sales include Computer Associates International, Inc.; Compuware Corporation; Intersolv, Inc.; Micro Focus Group Public Limited Company and Platinum Technology, Inc. The Company believes that the principal factors affecting competition in its product markets include compatibility with customers' platforms and languages, product functionality, quality of support, product performance and reliability, ability to respond to changing customer needs, ease of use and price. Major competitors of the Company's professional services business are primarily the consulting organizations of the Big Six accounting firms. Other competitors of the Company's professional services business include Data Dimensions, Inc., Electronic Data Systems Corporation and IBM's Integrated Systems Solutions Corp. The principal competitive factors affecting the market for the Company's professional services include responsiveness to customer needs, availability and productivity of personnel, the ability to demonstrate achievement of results, depth of technical skills, price and reputation.

     The Company's ability to compete successfully in the sale of both its products and services will depend in large part upon its ability to implement successfully its strategy of selling products and services as a total solution as well as its ability to attract new customers, sell new products and services, deliver and support product enhancements to its existing customers and respond effectively to continuing technological change by developing and acquiring new products and services. There can be no assurance that the Company will be able to compete successfully in the future, nor that future competition for product sales and professional services will not have a material adverse effect on the business, results of operations and financial condition of the Company. See "Business -- Competition".

RISKS ASSOCIATED WITH PROFESSIONAL SERVICES

     During the fiscal year ended June 30, 1996 and the six months ended December 31, 1996, fees from the Company's professional services grew significantly and constituted 26% and 35% of the Company's consolidated revenues, respectively. With the growing percentage of revenue coming from professional services, a lower margin business than software product licensing, the Company will be subject to the risks associated with such service businesses, including volatility of workload and dependence on the Company's ability to attract and retain qualified technical personnel in an increasingly competitive market. Management anticipates that as the year 2000 approaches, it will become increasingly difficult to recruit and retain experienced programmers and consultants, as industry sources generally estimate that there will not be a sufficient number of such persons to fill the demand created by the year 2000 problem. In addition, a portion of the Company's professional services fees is derived from fixed-price contracts, which are more difficult to manage profitably due to greater risk of cost overruns, particularly in the relatively new year 2000 market.

ABILITY TO RESPOND TO TECHNOLOGICAL CHANGE

     The Company's future success will depend significantly on its ability to enhance its current products and develop or acquire and market new products that keep pace with technological developments and evolving industry standards as well as respond to changes in customer needs. There can be no assurance that the Company will be successful in developing or acquiring product enhancements or new products to address changing technologies and customer requirements adequately, that it can introduce such products on a timely basis, or that any such products or enhancements will be successful in the marketplace. The Company's delay or failure to develop or acquire technological improvements or to adapt its products to technological change would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, most of the Company's products and services are purchased by customers using mainframe systems, and the Company's business is largely dependent on its core product line designed for mainframe systems. The computing needs of organizations worldwide increasingly include alternative computing platforms, including client/server networks, LANs, mid-range computers, workstations and PCs. A significant shift in the way the Company's customers use computing platforms could have a material adverse effect on the Company's business. See "-- Product Concentration; Dependence on Mainframe Systems".

RISKS ASSOCIATED WITH PRODUCTS CURRENTLY UNDER DEVELOPMENT

     The Company is currently developing and enhancing certain products that are unfinished, untested and unproven in the marketplace. These products include, but are not limited to: certain acquired date bridging technology for the year 2000 market; products designed to extend certain language support for the Company's products; and enhancements to integrate and complement the Rochade line of products recently acquired by the Company in connection with its acquisition of R&O. There can be no assurance that these products will be completed and commercially introduced at the times scheduled by the Company, or that if completed and introduced, that these products will function in accordance with the Company's current expectations or be able to compete successfully in the marketplace. See "Business -- Product Development".

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend in part upon the retention of key senior management and technical personnel. The Company does not have employment agreements with most of its key personnel, nor does it maintain key man life insurance on any of these persons. Several senior management personnel are relatively new to the Company and the Company's success will depend in part on the successful assimilation and performance of these individuals. The Company believes that its future success will also depend upon its ability to attract and retain additional highly skilled technical, professional services, management and marketing personnel. The market for these individuals has historically been, and the Company expects that it will continue to be, intensely competitive, particularly with respect to professional services personnel with experience in the year 2000 market. The loss of one or more of its key employees or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company's business.

PRODUCT LIABILITY

     The Company markets its products and services to customers for managing the maintenance and redevelopment of mission-critical computer software systems. In addition, a large and increasing portion of the Company's business is devoted to addressing the year 2000 problem, which affects the performance and reliability of many mission-critical systems. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the year 2000 market, which could be substantial in light of the use of its products and services in mission-critical applications. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

IMPORTANCE OF PROPRIETARY RIGHTS

     The Company regards its software products and some of the methodology and processes it uses in connection with performing professional services as proprietary and attempts to protect them under a combination of copyright, trade secret and trademark laws and contractual restrictions on employees and third parties. Despite these precautions, it may be possible for unauthorized parties to copy the Company's software or to reverse engineer or obtain and use information the Company regards as proprietary. The Company has no patents and existing trade secret and copyright laws provide only limited protection. Certain provisions of the license and distribution agreements generally used by the Company, including provisions protecting against unauthorized use, copying, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions and the Company is required to negotiate limits on these provisions from time to time. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the protections put in place by the Company will be adequate.

     The Company recently acquired certain date bridging technology that is the subject of a patent application. The Company is currently evaluating the technology and the patent application and anticipates that it will continue to prosecute the patent application. However, there can be no assurance that a patent will issue as a result of this application, nor as to the extent of the protection any such patent might afford.

     Significant and protracted litigation may be necessary to protect the Company's intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Although the Company is not currently involved in any litigation with respect to intellectual property rights, infringement claims against software developers are likely to increase as the number of functionally similar products in the market increases. There can be no assurance that third-party claims, with or without merit, alleging infringement will not be asserted against the Company in the future. Such assertions can be time-consuming and expensive to defend and could require the Company to discontinue the use of certain software or processes, to cease the manufacture, use and sale of infringing products and services, to incur significant litigation costs and expenses and to develop or acquire non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that the Company would be able to develop or acquire alternative technologies or to obtain such licenses or, if licenses were obtainable, that the terms would be commercially acceptable to the Company. See "Business -- Intellectual Property".

SIGNIFICANT UNALLOCATED NET PROCEEDS

     The Company intends to use the net proceeds of this offering for enhancement and integration of the Rochade product line, the addition of direct sales and research and development personnel, marketing initiatives, and potential acquisitions of businesses, products and technologies complementary to the Company's business. In addition, a portion of the net proceeds will be used for general corporate purposes, including working capital. Although the Company has from time to time engaged in discussions with respect to possible acquisitions, it has no present understandings, commitments or agreements, nor is it currently engaged in any negotiations, with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. The Company has no other specific uses for the proceeds of this offering, and the exact uses of such proceeds will be subject to the discretion of management. See "Use of Proceeds".

DILUTION

     Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value of the Common Stock from the offering price and will incur additional dilution upon the exercise of stock options and warrants.

ANTI-TAKEOVER EFFECT OF CHARTER AND BYLAWS

     Certain provisions of the Company's Amended and Restated Bylaws impose certain procedures and limitations applicable to stockholders' meetings, proposals of business and nominations of directors that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions may limit the price that certain investors may be willing to pay in the future for shares of the Company's Common Stock. These provisions may also reduce the likelihood of an acquisition of the Company at a premium price by another person or entity. In addition, under the Company's Restated Certificate of Incorporation, the Board of Directors has the authority to fix the rights and preferences of, and issue shares of, Preferred Stock without further action of the stockholders. Therefore, Preferred Stock could be issued, without stockholder approval, that could have voting, liquidation and dividend rights superior to that of existing stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders would receive dividend payments and payments on liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

POTENTIAL FUTURE SALES OF COMMON STOCK

     Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in this offering, other stockholders of the Company, including affiliates of the Company, or former stockholders of R&O, could adversely affect the prevailing market price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities. Immediately after the completion of this offering (assuming no exercise of the Underwriters' over-allotment option) there will be 19,048,075 shares of Common Stock outstanding (based on the shares outstanding as of December 31, 1996), substantially all of which will be freely tradeable in the public markets, subject in certain cases to the volume and other limitations set forth in Rule 144 or 145 promulgated under the Securities Act. The Company and directors and executive officers of the Company and the Selling Stockholders, who together hold 1,191,318 shares of Common Stock (including options exercisable within 60 days of December 31, 1996), have signed lockup agreements with the representatives of the Underwriters and have agreed to be subject to lockup restrictions ("Lockup"), unless released by Goldman, Sachs & Co. See "Underwriting". Subject to certain exceptions, the Lockup prohibits the disposition of any shares of Common Stock by the Company or by directors and executive officers of the Company until the date 90 days after the date of this Prospectus. Any shares subject to the Lockup may be released at any time with or without notice to the public.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Except for historical information contained herein, this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ materially from such statements. Factors that cause or contribute to such differences include, but are not limited to, those discussed above in "Risk Factors", as well as those discussed elsewhere in this Prospectus and the documents incorporated herein by reference. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. In addition, as disclosed above under "Risk Factors", the business and operations of the Company are subject to substantial risks which increase the uncertainties inherent in the forward-looking statements included in this Prospectus. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.

                                  THE COMPANY

     VIASOFT was formed under the name Software Renovation Technology as a California corporation in 1983. In 1986, the Company changed its name to VIASOFT, Inc. and reincorporated in Delaware. When used in this Prospectus, unless the context requires otherwise, the terms "Company" and "VIASOFT" refer to Software Renovation Technology and VIASOFT, Inc. and all of VIASOFT's subsidiaries. The Company's executive offices are located at 3033 North 44th Street, Phoenix, Arizona 85018, and its telephone number is (602) 952-0050.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,650,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $71,590,250 ($80,307,250 if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $46.00 per share, after deducting estimated underwriting discounts and offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

     The Company intends to use the net proceeds of this offering for enhancement and integration of the Rochade product line, the addition of direct sales and research and development personnel, marketing initiatives and potential acquisitions of businesses, products and technologies. In addition, a portion of the proceeds will be used for general corporate purposes, including working capital. With respect to acquisitions, the Company will seek to acquire businesses, products and technologies complementary to the Company's business. Although the Company has from time to time engaged in discussions with respect to possible acquisitions, it has no present understandings, commitments or agreements, nor is it currently engaged in any negotiations, with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently anticipates that it will retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The following table presents quarterly information on the price range of the Common Stock (Nasdaq National Market symbol "VIAS") beginning at the Company's initial public offering in fiscal 1995. The prices have been adjusted to give retroactive effect to the Company's two-for-one stock split that was payable on September 13, 1996 to stockholders of record as of August 30, 1996. This information indicates the high and low reported sale prices on the Nasdaq National Market.

                                                                       HIGH       LOW
                                                                       ----       ----
        FISCAL 1995:
          Third quarter (beginning March 1, 1995)....................   4 7/8      3 7/8
          Fourth quarter.............................................   7 1/2      4 1/4
        FISCAL 1996:
          First quarter..............................................   8 1/2      4 15/16
          Second quarter.............................................   7 13/16    5 3/4
          Third quarter..............................................  14 1/4      6 5/8
          Fourth quarter.............................................  34 1/2     10 3/4
        FISCAL 1997:
          First quarter..............................................  49 1/4     14 3/8
          Second quarter.............................................  61         39 1/8
          Third quarter (through February 7, 1997)...................  65 1/4     42 7/8

     As of January 31, 1997, there were approximately 316 holders of record of the Common Stock. A recent last reported sale price on the Nasdaq National Market for the Common Stock is set forth on the cover page of this Prospectus.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996, on an actual basis and as adjusted to give effect to the receipt of the estimated net proceeds from the sale of 1,650,000 shares of Common Stock offered hereby (based upon an assumed public offering price of $46.00 per share). This table is qualified in its entirety by the more detailed information and financial statements contained elsewhere or incorporated by reference in this Prospectus.

                                                                         DECEMBER 31, 1996
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (IN THOUSANDS)
LONG-TERM OBLIGATIONS:
  Deferred revenue, recognized after one year.......................  $    295      $     295
                                                                      --------       --------
  Obligations under capital leases, less current maturities.........         8              8
                                                                      --------       --------
STOCKHOLDERS' EQUITY:
  Preferred stock, 2,000,000 authorized, 0 shares issued and
     outstanding at December 31, 1996 and as adjusted...............        --             --
  Common Stock, 24,000,000 authorized, 17,398,075 and 19,048,075 issued and outstanding at December 31, 1996 and as adjusted,
     respectively(1)................................................        17             19
  Capital in excess of par value....................................    41,407        112,997
  Common stock subscriptions receivable.............................       (55)           (55)
  Accumulated deficit...............................................   (22,122)       (22,122)
  Cumulative translation adjustment.................................        39             39
                                                                      --------       --------
          Total stockholders' equity................................    19,286         90,878
                                                                      --------       --------
          Total capitalization......................................  $ 19,589      $  91,181
                                                                      ========       ========

---------------
(1) Does not include, as of December 31, 1996 (a) 1,427,174 shares of Common Stock issuable upon exercise of outstanding stock options, (b) 325,784 shares of Common Stock reserved for future issuance under the 1994 Equity Incentive Plan, (c) 442,603 shares of Common Stock reserved for future issuance under the Employee Stock Purchase Plan, and (d) 340,000 shares of Common Stock reserved for future issuance under the Outside Directors Stock Option Plan. Also excludes an undetermined number of shares valued at $2.0 million issuable after June 30, 1997 at the option of the former stockholders of R&O in connection with the acquisition of R&O if certain performance criteria are met. See "Prospectus Summary -- Recent Developments".

                       PRO FORMA COMBINED FINANCIAL DATA

     The following pro forma financial data of the Company presents the Company's unaudited pro forma combined statements of operations for the fiscal year ended June 30, 1996, and the six months ended December 31, 1996.

     On December 5, 1996, the Company acquired all of the capital stock of R&O. The Company paid $10.8 million in cash and issued approximately 425,000 shares of restricted Common Stock valued at $12.8 million to the selling stockholders of R&O. Additional consideration of $2.0 million is payable on February 28, 1997. The Company has also committed to pay additional cash consideration of $2.0 million (or, at each former R&O stockholder's election, additional shares of Common Stock with an equivalent market value) if certain financial performance criteria are met for the period from January 1, 1997 through June 30, 1997. The Company also assumed liabilities of approximately $9.4 million and recorded other direct costs of approximately $3.8 million related to the acquisition. The acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. See "Prospectus
Summary -- Recent Developments", "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and Note 2 to Consolidated Financial Statements set forth in the Company's Form 10-Q for the quarter ended December 31, 1996.

     The unaudited pro forma combined statements of operations for the fiscal year ended June 30, 1996 and the six months ended December 31, 1996 give effect to the R&O acquisition as if it had been consummated as of the beginning of each respective period.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                                                         YEAR ENDED JUNE 30, 1996
                                         --------------------------------------------------------
                                                      BUSINESS     PRO FORMA            PRO FORMA
                                         HISTORICAL   ACQUIRED    ADJUSTMENTS           COMBINED
                                         ----------  -----------  -----------           ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Software license fees.................  $ 17,824     $11,318      $    --              $29,142
  Maintenance fees......................    14,305       4,262           --               18,567
  Professional services fees............    11,307       3,448           --               14,755
  Other.................................       121         169           --                  290
                                           -------     -------      -------              -------
        Total revenues..................    43,557      19,197           --               62,754
                                           -------     -------      -------              -------
Operating expense:
  Cost of software license and
    maintenance fees....................     2,788       1,787          400(1)             4,975
  Cost of professional services fees....     8,025       4,214         (221)(2)           12,018
  Sales and marketing...................    18,137       6,022         (721)(2)(4)        23,438
  Research and development..............     4,237       4,077         (257)(2)(4)         8,057
  General and administrative............     3,567       2,598         (495)(1)(2)(4)      5,670
                                           -------     -------      -------              -------
  Total operating expenses..............    36,754      18,698       (1,294)              54,158
                                           -------     -------      -------              -------
Income (loss) from operations...........     6,803         499        1,294                8,596
Other income (expense)..................     1,257        (308)         227(6)             1,176
                                           -------     -------      -------              -------
Income (loss) before income taxes.......     8,060         191        1,521                9,772
Income tax provision....................     1,843          --          394(7)             2,237
                                           -------     -------      -------              -------
Net income (loss).......................  $  6,217     $   191      $ 1,127              $ 7,535
                                           =======     =======      =======              =======
Net income per common share.............  $   0.36                                       $  0.42
                                           =======                                       =======
Weighted average number of common and
  common share equivalents
  outstanding...........................    17,391                    425(8)              17,816
                                           =======                  =======              =======


                                                        SIX MONTHS ENDED DECEMBER 31, 1996
                                          -------------------------------------------------------------
                                                        BUSINESS       PRO FORMA              PRO FORMA
                                          HISTORICAL    ACQUIRED      ADJUSTMENTS             COMBINED
                                          ----------   -----------    -----------             ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Revenues:
  Software license fees.................   $ 13,095      $ 2,435        $    --                $15,530
  Maintenance fees......................      8,900        2,147             --                 11,047
  Professional services fees............     11,675        1,249             --                 12,924
  Other.................................         89          122             --                    211
                                            -------      -------        -------                -------
        Total revenues..................     33,759        5,953             --                 39,712
                                            -------      -------        -------                -------
Operating expense:
  Cost of software license and
    maintenance fees....................      1,577          959            167(1)               2,703
  Cost of professional services fees....      8,470        1,374           (161)(2)(3)           9,683
  Sales and marketing...................     12,320        2,243           (361)(2)(4)          14,202
  Research and development..............      2,852(5)     1,511           (254)(2)(3)(4)        4,109
  General and administrative............      2,620        1,311           (501)(1)(2)(3)(4)     3,430
                                            -------      -------        -------                -------
  Total operating expenses..............     27,839        7,398         (1,110)                34,127
                                            -------      -------        -------                -------
Income (loss) from operations...........      5,920       (1,445)         1,110                  5,585
Other income (expense)..................        670         (144)           138(6)                 664
                                            -------      -------        -------                -------
Income (loss) before income taxes.......      6,590       (1,589)         1,248                  6,249
Income tax provision....................      2,260           --           (121)(7)              2,139
                                            -------      -------        -------                -------
Net income (loss).......................   $  4,330      ($1,589)       $ 1,369                $ 4,110
                                            =======      =======        =======                =======
Net income per common share.............   $   0.24                                            $  0.23
                                            =======                                            =======
Weighted average number of common and
  common share equivalents
  outstanding...........................     17,831                         365(8)              18,196
                                            =======                     =======                =======

---------------
(1) To adjust amortization expense to reflect amortization of the cost in excess of the fair value of net assets acquired over a 5-year period and for amortization of other identifiable intangible assets over the appropriate periods.

(2) To adjust payroll and employee benefits for the savings related to the reduction of duplicate or redundant positions identified by the Company as part of the acquisition.

(3) To adjust other operating expenses to reflect the reduction in expense associated with expenditures which would not have been incurred had the acquisition of R&O occurred at the beginning of the respective periods.

(4) To reflect a reduction in expenses related to excess office space that would not have been incurred by the Company had the acquisition occurred at the beginning of the periods presented.

(5) Excludes a charge of approximately $27.0 million for write-off of purchased in-process research and development.

(6) To adjust interest expense to reflect the payoff of R&O debt assumed in the acquisition, as of the beginning of the periods presented.

(7) To adjust income taxes to reflect the tax effect of the adjustments described above.

(8) To adjust weighted average number of common and common share equivalents outstanding as if the Common Stock issued in connection with the acquisition of R&O had been outstanding since the beginning of the periods presented.

     The foregoing unaudited pro forma combined financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company incorporated herein by reference. The unaudited pro forma combined financial data is provided for illustrative purposes only and is not necessarily indicative of the combined results of operations that would have been reported had the R&O acquisition occurred on the dates indicated, nor does it represent a forecast of the combined results of operations for any future period. No pro forma adjustments have been included herein which reflect the potential effect of (i) any efficiencies which may be obtained by combining the Company and R&O operations or (ii) the costs of restructuring, integrating or consolidating their operations. Certain statements in this Prospectus concerning the R&O acquisition, including descriptions of the acquisition and pro forma financial information, are forward-looking statements that involve risks and uncertainties. There can be no assurance that the R&O acquisition will have the desired benefits or that it will not have an adverse effect on the Company's business, financial condition or results of operations. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, among others, those discussed herein under "Risk Factors" and "Special Note on Forward-Looking Statements", as well as those discussed elsewhere in this Prospectus and in the documents incorporated herein by reference.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus and the documents incorporated herein by reference. The selected consolidated financial data presented below have been derived from the Company's Consolidated Financial Statements as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996, which have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is incorporated herein by reference. The data presented for the six-month periods ended December 31, 1995 and 1996 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The results for the six-month period ended December 31, 1996 are not necessarily indicative of the results to be expected for the full fiscal year.

                                                                                                          SIX MONTHS ENDED
                                                                                                            DECEMBER 31,
                                                                                                   ------------------------------
                                                                   FISCAL YEAR ENDED JUNE 30,                               PRO
                                                                  -----------------------------                            FORMA
                                                                   1994       1995       1996       1995        1996      1996(1)
                                                                  -------    -------    -------    -------    --------    -------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees.........................................  $13,029    $14,311    $17,824    $ 8,275    $ 13,095    $15,530
  Maintenance fees..............................................   10,041     12,059     14,305      6,879       8,900     11,047
  Professional services fees....................................    2,715      4,387     11,307      3,475      11,675     12,924
  Other.........................................................      199        194        121         67          89        211
                                                                  -------    -------    -------    -------    --------    -------
        Total revenues..........................................   25,984     30,951     43,557     18,696      33,759     39,712
                                                                  -------    -------    -------    -------    --------    -------
Operating expense:
  Cost of software license and maintenance fees(2)..............    1,544      2,661      2,788      1,457       1,577      2,703
  Cost of professional services fees............................    2,522      4,052      8,025      2,978       8,470      9,683
  Sales and marketing...........................................   11,993     13,517     18,137      7,865      12,320     14,202
  Research and development......................................    3,291      3,193      4,237      2,045       2,852      4,109
  Write off of purchased in-process research and
    development(3)..............................................       --         --         --         --      26,958         --
  General and administrative(2).................................    2,480      2,643      3,567      1,525       2,620      3,430
                                                                  -------    -------    -------    -------    --------    -------
        Total operating expenses................................   21,830     26,066     36,754     15,870      54,797     34,127
                                                                  -------    -------    -------    -------    --------    -------
Income (loss) from operations...................................    4,154      4,885      6,803      2,826     (21,038)     5,585
Total other income (expense)....................................      (22)       490      1,257        620         670        664
                                                                  -------    -------    -------    -------    --------    -------
Income (loss) before income taxes...............................    4,132      5,375      8,060      3,446     (20,368)     6,249
Income tax provision............................................      487        183      1,843        865       2,260      2,139
                                                                  -------    -------    -------    -------    --------    -------
Net income (loss)...............................................  $ 3,645    $ 5,192    $ 6,217    $ 2,581    $(22,628)   $ 4,110
                                                                  =======    =======    =======    =======    ========    =======
Net income (loss) per common share and common share
  equivalent(4).................................................  $  0.29    $  0.36    $  0.36    $  0.15    $  (1.34)   $  0.23
                                                                  =======    =======    =======    =======    ========    =======
Weighted average number of common and common share equivalents
  outstanding(4)................................................   12,720     14,584     17,391     17,082      16,938     18,186
                                                                  =======    =======    =======    =======    ========    =======

                                                                                                      JUNE 30,    DECEMBER 31,
                                                                                                        1996          1996
                                                                                                       ------        ------
                                                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................................................................  $  5,009      $  9,074
Working capital.....................................................................................    25,388         9,109
Total assets........................................................................................    46,591        56,121
Deferred revenue....................................................................................    10,283        20,334
Total stockholders' equity..........................................................................    28,259        19,286

---------------
(1) Gives pro forma effect to the acquisition by the Company of all of the outstanding capital stock of R&O as if the acquisition had occurred at the beginning of the period presented. The pro forma results exclude the $27.0 million purchased in-process research and development charge. See "Prospectus Summary -- Recent Developments", "Pro Forma Combined Financial Data", "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and Note 2 to Consolidated Financial Statements set forth in the Company's Form 10-Q for the quarter ended December 31, 1996.

(2) For the period from December 5, 1996, the date of the R&O acquisition, through December 31, 1996, cost of software license and maintenance fees and general and administrative expense include amortization of intangible assets acquired in connection with the R&O acquisition of $33,000 and $44,000, respectively.

(3) See Note 2 to Consolidated Financial Statements set forth in the Company's Form 10-Q for the quarter ended December 31, 1996, and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations".

(4) Reflects the conversion of all issued and outstanding shares of preferred stock into 8,847,814 shares of Common Stock upon the closing of the Company's initial public offering on March 8, 1995. Also reflects effect of a two-for-one stock split that was payable on September 13, 1996 to stockholders of record as of August 30, 1996.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed above in "Risk Factors", as well as those discussed elsewhere in this Prospectus or incorporated herein by reference. See "Special Note on Forward-Looking Statements".

OVERVIEW

     The Company derives its revenues primarily from software license fees, software maintenance fees and professional services fees. The Company's software is licensed primarily to Fortune 1000 companies and similarly sized business and governmental organizations worldwide. Professional services are provided in conjunction with software products and are also provided separately to similar large organizations. The Company's products and services are marketed through its United States sales force, both domestically and in Canada and Latin America, and through foreign subsidiaries and independent distributors in other international markets.

     The Company licenses software products directly to customers and to distributors for resale. Software license fees are recognized upon delivery and acceptance of the software, receipt of an executed noncancellable license agreement from the customer or the distributor's end-user and completion of any significant remaining obligations under the agreement. Revenues from software licensing related to the Company's obligation to provide certain customer support are deferred and recognized straight-line over the contract support period, which is generally one year. Software maintenance contracts are generally renewable on an annual basis, although the Company also negotiates long-term maintenance contracts from time to time. Revenues from maintenance contract renewals are deferred and recognized straight-line over the term of the contracts. Revenues from professional services fees are recognized as the related services are provided.

     On December 5, 1996, the Company acquired all of the outstanding shares of capital stock of R&O pursuant to a stock purchase agreement with the stockholders of R&O. R&O develops, markets and supports repository software tools through its Rochade product line, together with related repository based services and solutions. Rochade is based on an open repository software technology that is designed to help businesses capture, manage, monitor, disseminate, reuse and change their information technology assets in both mainframe systems and distributed computing environments. R&O was founded in 1976, is headquartered in Munich, Germany and has operations in Europe and the United States.

     The Company accounted for the R&O acquisition as a purchase and allocated approximately $27.0 million of the purchase price to in-process research and development, resulting in a significant charge to the Company's results of operations in the fiscal quarter ended December 31, 1996. The Company paid $10.8 million in cash and issued approximately 425,000 shares of unregistered Common Stock valued at $12.8 million to the selling stockholders of R&O pursuant to Regulation S, subject to certain restrictions imposed under the stock purchase agreement and applicable securities laws. Additional consideration of $2.0 million is payable to the former stockholders of R&O on February 28, 1997 based on certain financial performance criteria, which were met in January 1997. The Company has also committed to pay additional cash consideration of $2.0 million (or, at each former R&O stockholder's election, additional shares of Common Stock with an equivalent market value) if certain financial performance criteria are met for the period from January 1, 1997 through June 30, 1997. Any contingent consideration earned will be reflected as an adjustment to cost in excess of net assets acquired when earned. The Company also assumed approximately $9.4 million of liabilities and recorded purchase accounting accruals for severance costs related to the elimination of certain positions, costs of closing duplicate facilities and other direct costs of the acquisition. These additional costs totaled approximately $3.8 million. See Note 2 to Consolidated Financial Statements set forth in the Company's Form 10-Q for the quarter ended December 31, 1996.

     In accordance with the provisions of Accounting Principles Board Opinions Nos. 16 and 17, all identifiable assets acquired, including identifiable intangible assets, were identified and analyzed to determine their fair market values. The Company received an appraisal of the intangible assets, which indicated that approximately $27.0 million of the acquired intangible assets was in-process research and development that had not yet reached technological feasibility. Because there can be no assurance that the Company will be able to successfully complete the development and integration of the in-process research and development into its suite of software products and services or that the acquired technology has any alternative future use, the acquired in-process research and development was charged to expense by the Company in its quarter ended December 31, 1996. In order to bring the in-process software products to technological feasibility, the Company estimates that it will need to spend an additional $2.6 million on product integration and performance improvements.

     Identifiable intangible assets other than purchased research and development consisted of an assembled workforce valued at $800,000 and a customer list valued at $900,000. The assembled workforce and customer list will be amortized on a straight-line basis over a seven- and eight-year period, respectively. In addition, the Company recorded cost in excess of assets acquired of $1,519,000, which will be amortized on a straight-line basis over a five-year period.

     The operating results of R&O from the December 5, 1996 acquisition date through December 31, 1996 are included in the Company's results of operations. Total revenues of R&O were $19.0 million, $11.8 million and $2.1 million for the year ended December 31, 1995, the nine month period ended September 30, 1996 and the period from the acquisition date to December 31, 1996, respectively. R&O's operating income (loss) was $0.9 million, ($1.6 million) and $0.1 million, respectively, for the same periods.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain expense and income items:

                                                                              SIX MONTHS
                                               FISCAL YEAR ENDED JUNE            ENDED
                                                         30,                 DECEMBER 31,
                                              -------------------------     ---------------
                                              1994      1995      1996      1995      1996
                                              -----     -----     -----     -----     -----
    Revenues:
      Software license fees.................   50.1%     46.2%     40.9%     44.3%     38.8%
      Maintenance fees......................   38.6      39.0      32.8      36.8      26.4
      Professional services fees............   10.5      14.2      26.0      18.6      34.6
      Other.................................    0.8       0.6       0.3       0.3       0.2
                                              -----     ---- -    ---- -    ---- -    ---- -
              Total revenues................  100.0     100.0     100.0     100.0     100.0
                                              -----     ---- -    ---- -    ---- -    ---- -
    Operating expenses:
      Cost of software license and
         maintenance fees...................    5.9       8.6       6.4       7.8       4.7
      Cost of professional services fees....    9.7      13.1      18.4      15.9      25.1
      Sales and marketing...................   46.2      43.7      41.6      42.1      36.5
      Research and development..............   12.7      10.3       9.7      10.9       8.5
      Write-off of purchased in-process
         research and development...........   --        --        --        --        79.8
      General and administrative............    9.5       8.5       8.3       8.2       7.7
                                              -----     ---- -    ---- -    ---- -    ---- -
              Total operating expenses......   84.0      84.2      84.4      84.9     162.3
                                              -----     ---- -    ---- -    ---- -    ---- -
    Income (loss) from operations...........   16.0      15.8      15.6      15.1     (62.3)
              Total other income, net.......   --         1.6       2.9       3.3       2.0
                                              -----     ---- -    ---- -    ---- -    ---- -
    Income before income taxes..............   16.0      17.4      18.5      18.4     (60.3)
    Provision for income taxes..............    1.9       0.6       4.2       4.6       6.7
                                              -----     ---- -    ---- -    ---- -    ---- -
              Net (loss) income.............   14.1%     16.8%     14.3%     13.8%    (67.0)%
                                              =====     =====     =====     =====     =====

COMPARISON OF SIX MONTHS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

  REVENUES

     Total revenues were $33,759,000 for the six months ended December 31, 1996, an increase of approximately 80.6% from $18,696,000 for the six months ended December 31, 1995. Software license fees were $13,095,000 for the six months ended December 31, 1996, an increase of approximately 58.2% from $8,275,000 for the six months ended December 31, 1995. Software license fees increased both domestically and internationally in the second quarter of fiscal 1997 compared to the same period in fiscal 1996. Domestic license fees continued to increase as a result of the demand for the Company's tools to assist in addressing the year 2000 century date change problem. The increase in international software license fees was attributable primarily to a 129.4% improvement in license fees from the Company's direct operations over the same period in the prior year, due primarily to sales of the Company's year 2000 solutions in the United Kingdom. In addition, license fees increased due to the acquisition of R&O, which contributed license fees of $1,156,000. Maintenance fees were $8,900,000 for the first six months of fiscal 1997, an increase of 29.4% from $6,879,000 for the same period in fiscal 1996. The increase was due in part to the R&O acquisition, which contributed $519,000 in maintenance revenue, with the remainder attributable to new software licenses, customer system upgrades and increases in the fees charged for annual maintenance. Professional services fees were $11,675,000 for the first half of fiscal 1997, an increase of 236.0% from $3,475,000 for the same period in fiscal 1996 as the Company continued to expand its professional services business to continue to meet the increasing demand for its solution offerings, principally VIASOFT's Enterprise 2000, and to a lesser extent the addition of R&O, which contributed $468,000 in service fees during the period. VIASOFT's Enterprise 2000 solution offerings comprised 81.6% of the Company's professional services revenues in the first six months of fiscal 1997.

     In order to broaden its distribution channels, the Company established its Solution/Technology Provider program in fiscal 1996. Under this program, the Company licenses one or more of its service solutions, principally VIASOFT's Enterprise 2000 solution offering, to third-party Solution/Technology Providers for use in service engagements with their own customers in exchange for license fees and/or royalties. In conjunction with certain services engagements, the Company leases or licenses certain of its products directly to the customer of the Solution/Technology Provider. During the first six months of fiscal 1997, $2.3 million or 17.6% of software license fees was generated through this program, representing approximately 6.8% of total revenues during the period. Royalty revenues generated by this program were immaterial.

  COST OF REVENUES

     Cost of software license and maintenance fees, which includes royalties, cost of customer support and product packaging and documentation, was $1,577,000 for the six months ended December 31, 1996, an increase of 8.2% from $1,457,000 during the six months ended December 31, 1995. The increase was primarily due to additional R&O expenses of $286,000, as a result of the acquisition. Without the R&O costs, these expenses would have decreased to $1,291,000. Gross margins on software license and maintenance fees improved to 92.8% for the first six months of fiscal 1997 from 90.4% for the same period in fiscal 1996. The margin improvement and expense reduction is primarily due to lower sales through a government market reseller, which reduced external sales commissions expense in fiscal 1997 compared to fiscal 1996, offset by increased personnel and general salary increases in customer support.

     The cost of professional services fees consists principally of personnel costs, third-party subcontracting fees and other costs related to the professional services business. The cost of professional services fees was $8,470,000 for the six months ended December 31, 1996, an increase of approximately 184.4% from $2,978,000 for the six months ended December 31, 1995. The increase in expenses is a result of additional personnel hired and their related costs as well as third-party costs to deliver the Company's solutions in response to increased customer demand, both domestically and internationally and, to a lesser extent, additional expenses incurred by R&O of $417,000. The gross margin on professional services fees improved to 27.5% during the first six months of fiscal 1997 compared to 14.3% for the same period in fiscal 1996. This margin improvement reflects the Company's continued focus on improving the management and delivery of its solution offerings, as well as the increase in professional services fee revenue. The Company expects a decrease in professional services margins as it integrates the R&O professional services organization with its own operations.

  SALES AND MARKETING

     Sales and marketing expenses consist primarily of salaries, commissions and related benefits, and administrative costs allocated to the Company's sales and marketing personnel. Sales and marketing expenses were $12,320,000 in the first half of fiscal 1997, an increase of approximately 56.6% from $7,865,000 in the same period of fiscal 1996. Of this increase, R&O expenses accounted for $685,000. Excluding these expenses, the increase is attributable primarily to increased personnel, higher salaries, increased commissions as a result of increased sales, higher travel costs and bonuses primarily related to the increase in personnel, increased marketing costs, and an increase in bad debt expense due to the absolute dollar increase in accounts receivable. Sales and marketing expenses as a percentage of total revenues declined to 36.5% in the first six months of fiscal 1997, compared to 42.1% in the first six months of fiscal 1996, due primarily to the increase in revenues.

  RESEARCH AND DEVELOPMENT

     Research and development expenditures consist primarily of personnel costs of the research and development staff, third-party development costs, and the facilities, computing, benefits and other administrative costs allocated to the research and development staff. The Company continues to invest resources in updating its existing and acquired products through enhancements and new releases, developing new products, and adding to its product offerings through acquisition of new products and computer language functionality. Total expenditures for research and development were $2,852,000 for the six months ended December 31, 1996, excluding an approximate $27.0 million charge for purchased in-process research and development in connection with the R&O acquisition, an increase of 39.5% from $2,045,000 for the six months ended December 31, 1995. The increase in expenses is a result of costs associated with R&O's research and development, as well as general salary increases and the addition of personnel. As a percentage of total revenues, research and development costs were 8.5% for the six months ended December 31, 1996 (excluding the purchased in-process research and development charge discussed above), compared to 10.9% for the same period in fiscal 1996.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses include the costs of finance and accounting, human resources, legal services, corporate information systems and other administrative functions of the Company. General and administrative expenses were $2,620,000 in the six months ended December 31, 1996, representing an increase of 71.8% compared to $1,525,000 in the six months ended December 31, 1995. The increase was primarily due to additional legal fees and administrative personnel and their related costs, general salary increases, increased external consulting costs and additional bonuses, as well as to additional costs from R&O of $268,000. As a percentage of total revenues, general and administrative expenses remained constant at 7.7% for the first six months of fiscal 1997 compared to the same period in fiscal 1996.

  OTHER INCOME (EXPENSE)

     Interest income in the six months ended December 31, 1996 was $730,000, compared to $628,000 in the six months ended December 31, 1995. This increase was due primarily to an increase in funds available for short term investment as a result of cash generated from operations.

  PROVISION FOR INCOME TAXES

     The provision for income taxes was $2,260,000 and $865,000 for the six months ended December 1996 and 1995, respectively. The Company's effective tax rate was 34.2% in the first six months of fiscal 1997, excluding the effect of the non-deductible purchased in-process research and development charge, compared to 25.1% in the first six months of fiscal 1996. The Company's effective tax rate was affected by the availability of net operating loss carryforwards, which were fully utilized in fiscal 1996, and certain tax credit carryforwards, which were mostly utilized in fiscal 1996.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1996 AND JUNE 30, 1995

  REVENUES

     Total revenues were $43,557,000 for fiscal 1996, an increase of approximately 40.7% from $30,951,000 for fiscal 1995. Software license fees were $17,824,000 for fiscal 1996, an increase of approximately 24.5% from $14,311,000 for fiscal 1995. Domestic license revenues increased 30.7% in fiscal 1996 as compared to fiscal 1995, primarily as a result of heightened awareness of the year 2000 date change problem in the domestic marketplace and demand for the Company's tools to assist in the solution to this problem. Internationally, in fiscal 1996, the Company's software license fees increased by 9.9% as compared to 1995, a slower growth than experienced domestically. The Company believes the slower international growth is primarily attributable to the international market awareness of the year 2000 problem lagging behind the domestic marketplace.

     In order to broaden its distribution channels, the Company established its Solution/Technology Provider program in fiscal 1996. VIASOFT's Solution/Technology Provider program licenses VIASOFT's Enterprise 2000 solution offering (consisting of VIASOFT's Impact 2000, VIASOFT's Plan 2000, and VIASOFT's Operation 2000) to third-party Solution/Technology Providers, generally consulting services companies, in exchange for license fees and/or royalties. In conjunction with a services engagement, VIASOFT will lease or license certain of its products to the customer or Solution/Technology Provider in order to provide a total solution to the customer. This program generated both software license and royalty revenue in fiscal 1996. Domestic software license revenue generated through this program was approximately $1.6 million. Royalty revenue is included in professional services fees and is immaterial. As of June 30, 1996, the Company had 19 Solution/Technology Providers worldwide.

     Maintenance fees were $14,305,000 in fiscal 1996, an increase of 18.6% from $12,059,000 in fiscal 1995. This increase is primarily a result of new software licenses, and, to a lesser extent, customer system upgrades and increases in the fees charged for annual maintenance.

     Professional services fees were $11,307,000 in fiscal 1996, an increase of 157.7% from $4,387,000 in fiscal 1995. The Company continued to expand its professional services business to meet the growing demand for VIASOFT's Enterprise 2000 solution offerings created by the year 2000 date change problem. Enterprise 2000 solution offerings comprised approximately 73.6% of the Company's professional services fees in fiscal 1996. Additionally, revenue from the Company's education services continued to grow in fiscal 1996, improving 55.1% to $1,393,000 from $898,000 in fiscal 1995, primarily as a result of a renewed focus on the sale of education services and increased license sales.

  COST OF REVENUES

     Cost of software license and maintenance fees was $2,788,000 in fiscal 1996, an increase of 4.8% from $2,661,000 in fiscal 1995. The increase was primarily attributable to an increase in the average number of personnel devoted to customer support and increased product documentation costs related to new product releases, offset by savings in royalties. See Note 8 of Notes to Consolidated Financial Statements incorporated by reference herein.

     The cost of professional services fees was $8,025,000 in fiscal 1996, an increase of approximately 98.1% from $4,052,000 in fiscal 1995. The increase is a result of the additional personnel hired and their related costs as well as third-party costs to deliver the Company's solutions in response to increased customer demand, both domestically and internationally. The gross margin on professional services fees improved to 29.0% in fiscal 1996 compared to 7.6% in fiscal 1995. This margin improvement reflects the significant increase in professional service fee income, together with the Company's focus on improving the management and delivery of its solution offerings.

  SALES AND MARKETING

     Sales and marketing expenses were $18,137,000 in fiscal 1996, an increase of approximately 34.2% from $13,517,000 in fiscal 1995. This increase is attributable primarily to increased personnel, higher salaries, increased travel expenses primarily related to the increase in personnel, increased sales incentive costs, and additional marketing expenditures. These increases were offset by a decrease in bad debt expense. Bad debt expense in fiscal 1995 included a third quarter $200,000 increase in the reserve to provide for a specific account which was subsequently resolved for an amount that was less than the established reserve. In management's opinion, there was no need for any bad debt expense in fiscal 1996. Sales and marketing expenses as a percentage of total revenues declined to 41.6% in fiscal 1996 compared to 43.7% in fiscal 1995 due primarily to the increase in revenues.

  RESEARCH AND DEVELOPMENT

     Total expenditures for research and development were $4,237,000 for fiscal 1996, an increase of 32.7% from $3,193,000 for fiscal 1995. This increase was due to the hiring of additional personnel and their related costs, as well as increased third-party development costs. As a percentage of sales, research and development costs remained relatively constant at 9.7% for fiscal 1996 and 10.3% for fiscal 1995.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses were $3,567,000 in fiscal 1996, representing an increase of 34.9%, as compared to $2,643,000 in fiscal 1995. In the third quarter of fiscal 1996, the Company incurred approximately $350,000 in one time charges, consisting primarily of severance and relocation costs, related to a change in the Chief Financial Officer position. Without these one time costs, general and administrative expenses would have increased 21.7%. Excluding the one time charge, the increases were due to general salary increases, additional personnel and the related costs associated with those personnel, and external professional service consulting costs. As a percentage of total revenues, general and administrative expenses were constant at 8.3% and 8.5%, respectively, for fiscal 1996 and 1995.

  OTHER INCOME (EXPENSE)

     Other income was $1,257,000 in fiscal 1996 as compared to $490,000 in fiscal 1995. The increase is primarily due to interest income which was $1,350,000 in fiscal 1996 compared to $508,000 in fiscal 1995. This increase was due primarily to an increase in funds available for short term investment as a result of the Company's initial public offering and from cash generated from operations. Foreign currency gains and losses were negligible in fiscal 1996 and 1995.

  PROVISION FOR INCOME TAXES

     The provision for income taxes was $1,843,000 and $183,000, resulting in effective tax rates of 22.9% and 3.4%, in fiscal 1996 and 1995, respectively. The Company's effective tax rates were affected by the availability of net operating loss carryforwards and certain tax credit carryforwards, which reduced the Company's federal tax liability for fiscal 1996 and eliminated the Company's federal tax liability in fiscal 1995. See Note 5 to Consolidated Financial Statements set forth in the Company's Form 10-K for the fiscal year ended June 30, 1996.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1995 AND JUNE 30, 1994

  REVENUES

     Total revenues were $30,951,000 in fiscal 1995, an increase of approximately 19.1% from $25,984,000 in fiscal 1994. Software license fees were $14,311,000 in fiscal 1995, an increase of approximately 9.8% from $13,029,000 in fiscal 1994. This increase was attributable primarily to an increase in international software license revenues of 33.6% due to increases in sales by most of the Company's international distributors as well as the Company's direct international operations. Domestic software license revenues were substantially unchanged for fiscal 1995 compared to fiscal 1994. Maintenance fees were $12,059,000 in fiscal 1995, an increase of 20.1% from $10,041,000 in fiscal 1994, as a result of new software licenses, customer system upgrades and increases in the fees charged for annual maintenance. Professional services fees were $4,387,000 in fiscal 1995, an increase of 61.6% from $2,715,000 in fiscal 1994 as the Company continued to expand its professional services business in response to the demand for its Insourcing and Enterprise 2000 services offerings. Other revenues remained unchanged in fiscal 1995 as compared to fiscal 1994.

  COST OF REVENUES

     Cost of software license and maintenance fees was $2,661,000 in fiscal 1995, an increase of 72.3% from $1,544,000 in fiscal 1994. Cost of software license and maintenance fees as a percentage of total revenues increased to 8.6% in fiscal 1995 from 5.9% in fiscal 1994. These increases were attributable primarily to a $530,000 increase in royalty expense under the Company's license agreement for its ESW/PC product and to a lesser extent additional product documentation costs, general salary increases and an increase in the number of personnel devoted to customer support. ESW/PC is licensed from SEEC, Inc., a privately held software company, and marketed under the VIASOFT label pursuant to an agreement that provides for certain minimum prepaid royalties. During the quarter ended December 31, 1994, the Company evaluated the remaining balance of the prepaid royalty under the ESW/PC agreement in light of the actual license and maintenance revenues to date as well as estimated license and maintenance revenues, and determined that an adjustment of approximately $250,000 was necessary to state the prepaid royalties at their estimated net realizable value at December 31, 1994. In addition, commencing in the second quarter of fiscal 1995, the Company began amortizing prepaid royalties under the agreement based on the greater of the amount determined on a straight-line basis over the 26 months remaining in the initial 3-year contract term, or actual royalties incurred on license and maintenance revenues. See Note 8 to Consolidated Financial Statements set forth in the Company's Form 10-K for the fiscal year ended June 30, 1996. Cost of professional services fees consists principally of personnel costs and other costs related to the services business to meet demand for its Enterprise 2000 and Insourcing services offerings. The cost of professional services fees was $4,052,000 in fiscal 1995, an increase of approximately 60.7% from $2,522,000 in fiscal 1994, as the Company increased personnel and other resources to continue the expansion of the Company's professional services business to meet the demand for its Enterprise 2000 and Insourcing services offerings. The cost of professional services fees as a percentage of professional services revenues declined to 92.4% in fiscal 1995, as compared to 92.9% in fiscal 1994, as a result of an increase in professional service fee revenue.

  SALES AND MARKETING

     Sales and marketing expenses consist primarily of salaries, commissions and related benefits and administrative costs allocated to the Company's sales and marketing personnel. Sales and marketing expenses were $13,517,000 in fiscal 1995, an increase of approximately 12.7% from $11,993,000 in fiscal 1994. This increase is attributable primarily to increased personnel, higher salaries, increased marketing and promotional materials costs, and a $200,000 increase in the bad debt reserve. Sales and marketing expenses as a percentage of total revenues were 43.7% in fiscal 1995 compared to 46.2% in fiscal 1994 due primarily to the increase in revenues.

  RESEARCH AND DEVELOPMENT

     Research and development expenditures consist primarily of personnel costs of research and development staff and the facilities, computing, benefits and other administrative costs allocated to such personnel. Total expenditures for research and development were $3,193,000 in fiscal 1995, a decrease of 3.0% from $3,291,000 in fiscal 1994. This decrease was due to decreases in various operating costs and in the average number of research and development personnel in fiscal 1995 as compared to fiscal 1994.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses include the costs of finance and accounting, human resources, corporate information systems and other administrative functions of the Company. General and administrative expenses were $2,643,000 in fiscal 1995, an increase of 6.6% from $2,480,000 in fiscal 1994. These increases were due to general salary increases, increases in contract administration and other personnel, and increased insurance fees offset by savings in certain professional fees. As a percentage of total revenues, general and administrative expenses decreased to 8.5% in fiscal 1995 compared to 9.5% in fiscal 1994.

  OTHER INCOME (EXPENSE)

     Interest expense was $27,000 in fiscal 1995, a decrease of 59.1% from $66,000 in fiscal 1994, due to repayment in January 1994 of borrowings from certain major stockholders. Interest income in fiscal 1995 was $508,000, compared to interest income of $73,000 in fiscal 1994. This increase was due primarily to an increase in funds available for short term investment as a result of the Company's initial public offering and cash generated from operations. In fiscal 1995, the Company experienced a gain of $10,000 due to foreign currency fluctuations compared to a loss of $12,000 in fiscal 1994 primarily due to fluctuations in the Italian lira.

  PROVISION FOR INCOME TAXES

     The provision for income taxes was $183,000 and $487,000 in fiscal 1995 and 1994, respectively, consisting of state and foreign taxes. The availability of net operating loss carryforwards and certain tax credits effectively eliminated the Company's liability for federal taxes in both years. Net operating loss carryforwards for federal tax purposes totaled approximately $1,096,000 at June 30, 1995, expiring between 2006 and 2008. The Company also has other federal tax credit carry forwards of $1,168,000 available to offset federal taxes, expiring between 2000 and 2004. See Note 5 to Consolidated Financial Statements set forth in the Company's Form 10-K for the fiscal year ended June 30, 1996. In addition, in fiscal 1995, the Company received notification from the Australian tax authorities of refunds of Australian withholding taxes remitted in previous years. This amounted to a credit to tax expense of approximately $125,000 in fiscal 1995.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited consolidated quarterly results of operations for each of the six quarters ended December 31, 1996. In the opinion of management, this quarterly information has been prepared on the same basis as the Company's annual audited Consolidated Financial Statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information for the periods presented when read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto. The operating results for any quarter are not necessarily indicative of the results of the full year or any future quarter.

                                                                                  QUARTERS ENDED
                                                             ---------------------------------------------------------
                                                                         FISCAL 1996                   FISCAL 1997
                                                             ------------------------------------   ------------------
                                                             SEPT.     DEC.      MARCH               SEPT.      DEC.
                                                               30       31        31      JUNE 30     30         31
                                                             ------   -------   -------   -------   -------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license fees....................................  $3,602   $ 4,674   $ 3,977   $ 5,571   $ 4,714   $  8,381
  Maintenance fees.........................................   3,312     3,567     3,608     3,818     4,047      4,853
  Professional services fees...............................   1,491     1,984     2,748     5,084     5,177      6,498
  Other....................................................      35        32        28        26        38         51
                                                             ------   -------   -------   -------   -------    -------
        Total revenues.....................................   8,440    10,257    10,361    14,499    13,976     19,783
                                                             ------   -------   -------   -------   -------    -------
Operating expenses:
  Cost of software license and maintenance fees............     659       799       683       647       624        953
  Cost of professional services fees.......................   1,464     1,514     1,833     3,214     3,921      4,549
  Sales and marketing......................................   3,664     4,201     4,271     6,001     5,168      7,152
  Research and development.................................     936     1,109     1,030     1,162     1,127      1,725
  Write-off of purchased in-process research and
    development............................................      --        --        --        --        --     26,958
  General and administrative...............................     763       762     1,174       868     1,115      1,505
                                                             ------   -------   -------   -------   -------    -------
        Total operating expenses...........................   7,486     8,385     8,991    11,892    11,955     42,842
                                                             ------   -------   -------   -------   -------    -------
Income (loss) from operations..............................     954     1,872     1,370     2,607     2,021    (23,059)
Total other income.........................................     301       319       332       305       389        281
                                                             ------   -------   -------   -------   -------    -------
Income (loss) before income taxes..........................   1,255     2,191     1,702     2,912     2,410    (22,778)
Provision for income taxes.................................     314       551       432       546       854      1,406
                                                             ------   -------   -------   -------   -------    -------
Net income (loss)..........................................  $  941   $ 1,640   $ 1,270   $ 2,366   $ 1,556   $(24,184)
                                                             ======   =======   =======   =======   =======    =======
Earnings (loss) per common and common share equivalent.....  $ 0.06   $  0.10   $  0.07   $  0.13   $  0.09   $  (1.42)
                                                             ======   =======   =======   =======   =======    =======
Weighted average number of common and common share
  equivalents outstanding..................................  17,040    17,092    17,278    17,558    17,668     17,045
                                                             ======   =======   =======   =======   =======    =======

     The Company's revenues and operating results are subject to quarterly and other fluctuations resulting from a variety of factors, including the effect of budgeting and purchasing practices of its customers, the length of the customer evaluation process for Company products, the timing of customer system conversions, and, to a lesser extent, the Company's sales commission practices, which are based partly on quarterly incentives and annual quotas, and other factors. The Company's revenues and results of operations may also be affected by seasonal trends, which have resulted in higher revenues in the Company's second and fourth fiscal quarters and lower revenues in its first and third fiscal quarters. This seasonality is a result of many customers' annual purchasing and budgetary practices, the Company's sales commission practices, lower revenues in the summer months (particularly in Europe) when many businesses make fewer purchases, and other factors. The Company's professional services revenues tend to fluctuate due to the completion or commencement of significant projects, which may continue over several quarters, the number of working days in a quarter and the utilization rate of professional services personnel. The Company has little or no backlog. Therefore, quarterly revenues and operating results depend primarily on the volume and timing of orders received during the quarter, which are difficult to forecast. The

Company has often recognized a substantial portion of its license fees in the last month of the quarter, frequently in the last week. A significant portion of the Company's operating expenses is relatively fixed, since personnel levels and other expenses are based upon anticipated revenues. Because a substantial portion of these revenues may not be generated until the end of each quarter, the Company may not be able to reduce spending in response to sales shortfalls or delays. These factors, many of which are not within the Company's control, can cause significant variations in operating results from quarter to quarter. The Company believes that quarter to quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors -- Fluctuating Quarterly Results; Volatility of Common Stock Prices".

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996 the Company had cash, cash equivalents and investments of $17,852,000, representing a decrease of $10,952,000 from the total of $28,804,000 at June 30, 1996. This decrease was a result of $10.8 million in cash payments for the cost of the R&O acquisition as well as payments of R&O debt of approximately $4.1 million.

     For the six months ended December 31, 1996, the Company generated cash from operations of $3,540,000. Net cash generated was composed primarily of net income excluding non-cash charges for the write-off of purchased in-process research and development, depreciation and amortization and loss on disposal of fixed assets. This was offset by a decrease in working capital.

     The Company's investing activities for the first six months of fiscal 1997 provided cash of $3,790,000 as a result of sales or maturities of investments exceeding the cash used for the purchase of R&O, net of the cash acquired, and the purchase of investments and furniture, fixtures and equipment. The Company believes that its current investments will be held to maturity.

     The Company's financing activities for the first six months of fiscal 1997 used cash of $3,276,000. The cash was used for payment of R&O debt acquired, offset in part by cash provided from the issuance of common stock upon the exercise of options.

     In January 1996 the Company entered into an agreement with a third party to provide subcontracting services in support of the Company's professional services engagements. The agreement sets forth minimum payment commitments of $1,640,000 for the period January 1, 1996 through December 31, 1996 and $464,000 for the period January 1, 1997 through March 31, 1997. The Company makes monthly payments over the term of the agreement, based upon the number of billable days worked by the subcontracted consultants at an agreed upon daily rate. The agreement was amended in November 1996 to allow the Company to carry over any minimum requirements not met by December 31, 1996 until March 31, 1997, after which the Company is required to pay any remaining shortfall. Management expects that the minimum payment requirement will be met.

     Anticipated capital expenditures for the remainder of the fiscal year are approximately $2.5 million, including anticipated capital expenditures relating to the Company's integration of R&O and continued purchases of equipment to support internal growth. The expenditures are anticipated primarily for investment in new communication and computer systems as well as additional computer hardware and software and for furniture, fixtures and equipment.

     The Company agreed to make certain contingent payments in connection with the R&O acquisition if certain financial performance criteria were met. The first of these criteria was met in January 1997, and payment of $2.0 million is due by February 28, 1997. A second and last payment of $2.0 million, if earned, is payable in August 1997 in cash or, at each of the former R&O stockholder's election, additional shares of Common Stock with an equivalent market value.

     The Company expects that the proceeds of this offering and existing working capital, together with cash flow from operations, will be sufficient for at least the next 12 months to meet its capital and liquidity needs for existing operations and general corporate purposes, as well as enhancement and integration of the Rochade product line, the addition of direct sales and research personnel, marketing initiatives, and potential acquisitions of businesses, products and technologies.

EFFECTS OF INFLATION AND FOREIGN CURRENCY EXCHANGE FLUCTUATIONS

     The results of operations of the Company for the periods discussed above have not been significantly affected by inflation or foreign currency fluctuations. Sales made through the Company's foreign distributors are denominated in U.S. dollars except in Italy, where they are denominated in lira. Sales by the Company's foreign subsidiaries are principally denominated in the currencies of the countries where sales are made. The Company has not to date sought to hedge the risks associated with fluctuations in foreign exchange rates and does not currently plan to do so. Gains or losses relating to translation of the financial statements of the Company's foreign subsidiaries are included as a separate component of stockholders' equity in the Company's Consolidated Financial Statements.

                                    BUSINESS

     Except for historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed above in "Risk Factors", as well as those discussed elsewhere in this Prospectus or incorporated herein by reference. See "Special Note on Forward-Looking Statements".

GENERAL

     VIASOFT provides enterprise application management solutions that help large organizations worldwide understand, manage and evolve the large-scale software applications that support their fundamental business processes. These business solutions are provided through a highly integrated suite of software products and specialized professional consulting services. The Company's products and services are designed to reduce substantially the cost of maintaining and redeveloping existing mainframe applications, improve the quality and maintainability of these applications and assist in implementing specialized or complex redevelopment initiatives, such as the year 2000 century date conversion.

     The Company's principal business solutions are based on VIASOFT's proprietary technology, The Existing Systems Workbench, an integrated suite of software development tools. ESW, which is also the Company's primary software product line, supports the IBM MVS operating system and includes products that are available individually or as a complete suite. VIASOFT's business solutions, which combine the Company's products and professional services offerings, include (i) VIASOFT's Enterprise 2000 for addressing the year 2000 problem, (ii) VIASOFT's Insourcing for reducing the costs and improving the productivity of managing enterprise applications and (iii) VIASOFT's Legacy Transitions for reusing and evolving enterprise applications for the implementation of distributed computing environments and packaged software applications. As part of the Company's strategy to broaden its enterprise application management solutions, the Company acquired R&O in December 1996 and is in the process of integrating R&O's repository technology into VIASOFT's solutions offerings.

     The Company markets its products and services to Fortune 1000 companies and similarly sized business and governmental organizations worldwide. As of December 31, 1996, the Company had approximately 900 customers with licenses to the Company's products and current maintenance contracts. Representative customers of the Company include Abbott Laboratories, Citibank, N.A., Bank of Ireland, Mastercard, Metropolitan Life Insurance Company, Motorola, Inc. and Union Pacific Railroad.

INDUSTRY BACKGROUND

     Worldwide, large business and governmental organizations rely on large-scale computer applications to help manage their businesses. These applications, many of which are mission-critical, contain the core knowledge and processes that support the major operations of these organizations. Examples of such applications include insurance claims processing systems, on-line banking systems, manufacturing systems and utility and telephone billing systems.

     Mission-critical applications are primarily run on large, mainframe computers using programs written in COBOL and a variety of other mainframe programming languages. According to industry estimates, there are over 13,000 IBM and IBM-compatible MVS mainframe sites worldwide. Organizations that rely on mainframe systems must continuously modify, maintain and redevelop existing software applications to address changing information requirements resulting from the ongoing evolution of business practices. The cost of these efforts is enormous.

     In addition to ongoing maintenance and redevelopment requirements, organizations periodically have a need to implement specialized, complex application redevelopment initiatives to accommodate changed circumstances or business requirements. In recent years, many large businesses and governmental organizations have begun to address the year 2000 century date conversion problem, which is a large-scale redevelopment requirement. Many existing software applications employ date representations limited to the last two digits of the year. For example, the year 1997 is typically stored as "97". These two-digit representations create problems for existing systems that perform calculations using dates after 1999. For example, "00" may be interpreted as "1900", rather than "2000". These existing applications must be modified to implement date representations that identify the correct century.

     Large organizations are also seeking to leverage investments in existing systems by integrating their mainframe systems with distributed computing environments. The Company believes that this integration will continue to be gradual, especially as it relates to mission-critical applications, because mainframes have the demonstrated capability to run complex applications with speed, security and reliability. Organizations have made large investments in mainframe systems and the personnel to maintain and redevelop these systems, and much of the core business knowledge of large organizations is already embedded in existing mainframe applications. As a result, the Company expects many large organizations will continue to pursue a strategy to retain many key mission-critical applications on the mainframe, migrate all or part of other existing applications to distributed computing environments and pursue new application development in both mainframe and distributed computing environments. In addition, the Company believes that organizations will seek to reuse existing mainframe applications in distributed computing environments to leverage longstanding existing systems investments.

     Industry estimates suggest that many large organizations dedicate between 40% and 60% of their application development resources to maintenance and redevelopment of existing applications. The use of such a large proportion of organizations' resources in maintenance and redevelopment limits the resources available for other tasks, such as developing new applications and addressing specialized initiatives. Consequently, many large organizations are seeking to improve the maintenance and redevelopment process in order to reduce costs and improve productivity and return on their information systems investment. This has resulted in an increasing demand for automated software tools. In addition, many organizations are also seeking to improve maintenance and redevelopment methodologies and train personnel to take full advantage of available technology.

     The limited functionality of many existing processes and tools, together with the inability of some organizations to fully utilize available technology, has created increasing demand for integrated software development tools and professional services to help organizations fully utilize available technology and improve their own maintenance and redevelopment processes. In addition, the growing awareness of the size and complexity of the year 2000 problem has created demand for technology and professional services that provide integrated solutions. The Company believes that many organizations will be unable to address their year 2000 conversion requirements in a timely manner using internal resources alone and that demand for integrated solutions from outside professionals, such as those provided by VIASOFT, will continue to grow.

COMPANY STRATEGY

     VIASOFT's objective is to enhance its position as a leading provider of enterprise application management solutions for large organizations worldwide. To achieve its business objective, the Company is pursuing the following strategies:

  PROVIDE INTEGRATED BUSINESS SOLUTIONS

     VIASOFT markets its products and professional services together to provide comprehensive business solutions for its customers. The Company believes that the integration of its products with its services offerings is an effective strategy for addressing the complex maintenance and redevelopment requirements of large organizations. This strategy is also designed to create long-term relationships with the Company's installed base of customers, through which VIASOFT strives to develop subsequent opportunities to market new products and services.

  CAPITALIZE ON THE YEAR 2000 OPPORTUNITY

     The Company intends to continue to expand its product and service offerings to meet the year 2000 century date conversion requirements of its customers. For example, in August 1996 VIASOFT acquired a date bridging product to enable organizations to change applications to accommodate the century date change without making simultaneous changes to data files. The Company also plans to increase its utilization of third-party strategic relationships with professional services, consulting and other organizations to expand the distribution of its year 2000 solutions and respond to anticipated demand. Further, VIASOFT intends to leverage the customer relationships and knowledge of customer application systems developed through its year 2000 services solutions to market other products and services to assist in maintenance and redevelopment of those systems.

  ENHANCE TECHNOLOGY LEADERSHIP

     The Company believes that it is the technology leader in its markets. The Company intends to continue to expand the functionality of its products by internally developing new products and enhancements that build on both its core technology and its experience with maintenance and redevelopment processes. The Company plans to pursue additional opportunities for acquisitions of, or investments in, businesses, products and technology that complement its existing product line or allow expansion into new product and service areas, such as the acquisition of R&O. Management believes that opportunities exist to capitalize on the Company's development expertise to enhance and integrate acquired businesses, products and technologies into the Company's product and service solutions.

  ENHANCE AND INTEGRATE ROCHADE TECHNOLOGY

     VIASOFT's strategy is to develop and enhance the Rochade repository technology for integration with VIASOFT's ESW product line and professional services solutions. The Company believes that the Rochade repository technology will provide significant additional benefits to customers as part of a suite of integrated products and solutions, compared to repositories offered as stand-alone products. VIASOFT believes that this open, enterprise-wide repository will create a working model of its customers' information assets, providing a foundation on which to develop and market new integrated products and solutions. The R&O acquisition also presents an opportunity for VIASOFT to market the enhanced Rochade product line to VIASOFT's existing customer base and to market VIASOFT's products and services to R&O's customer base.

  EXPAND EXISTING WORLDWIDE SALES AND DISTRIBUTION CHANNELS

     The Company intends to target new and existing customers, both domestically and internationally, by expanding its direct sales organization and through increased relationships with distributors and other third parties. The Company has established its Solution/Technology Provider program pursuant to which approximately 20 professional organizations are authorized to use VIASOFT technology and/or methodology in engagements with their customers.

VIASOFT CUSTOMERS

     The Company's products and services are used by information technology departments of Fortune 1000 companies and similarly sized business and governmental organizations worldwide. At December 31, 1996, the Company had approximately 900 customers with licenses to the Company's products and current maintenance contracts. The Company believes that the following list of customers is a representative sample of the organizations that make up the Company's domestic and international customer base. Each customer listed accounted for at least $100,000 in revenue during the 12 months ended December 31, 1996.

BANKING
---------------------------
ABN/AMRO Bank*
Bank of Ireland
Citibank, N.A.
Deutsche Bank AG*
The Governor and
  Company of the Bank
  of Scotland
National Australia Bank
  Limited
PNC Bank National
  Association

INSURANCE
---------------------------
American General Life
  Insurance Co.
Lincoln National
  Corporation
Metropolitan Life
  Insurance Company
Munich American
  Reinsurance Co.
Zurich American
  Insurance Group

MANUFACTURING
---------------------------
AlliedSignal, Inc.
Motorola, Inc.
Siemens AG*

GOVERNMENT
---------------------------
State of Arkansas
State of New Jersey
City of Phoenix
County of Sacramento

OTHER
---------------------------
Abbott Laboratories*
ADP Corp.
Consolidated Railcorp.
  (Conrail)
Mastercard
Union Pacific Railroad

---------------
* R&O Customer

VIASOFT PRODUCTS

     VIASOFT offers a range of products that enable organizations to understand, manage and evolve their existing mission-critical enterprise applications. The Company's primary product line is The Existing Systems Workbench, which to date has accounted for substantially all of the Company's software license revenue.

  THE EXISTING SYSTEMS WORKBENCH

     ESW is an integrated suite of software tools built around the Company's core technology, the Analytical Engine and the Application Knowledge Repository. ESW products are available as a complete suite or as individual products that address each phase of the existing applications maintenance and redevelopment life-cycle.

                        [DESCRIPTION OF GRAPHIC MATERIAL]
                A diagram illustrating The Existing Systems Workbench suite of products, showing the Application Knowledge Repository and the Analytical Engine in the center, surrounded by the ESW products and their functions:
                VIA/Smart Edit (Code Change), VIA/Smart Test (Testing), VIA/SmartDoc (Program Documentation), VIA/Renaissance (Program Re-engineering), VIA/Alliance (Application Understanding), Visual Recap (Portfolio Analysis), and VIA/Insight (Program Understanding).


     The Analytical Engine extracts and builds comprehensive information on programs and applications, including overall structure, logic, data and control flow, data definitions and usage, cross references, interface information, standards exceptions, system metrics and business functions. This information is automatically stored in the Application Knowledge Repository, which makes the information immediately available for use with all ESW products.

     The Analytical Engine and Application Knowledge Repository support an integrated suite of products with a common look and feel that enables management of multi-task projects without interruption and eliminates the need to switch between different vendors' products for separate tasks. The Analytical Engine and Application Knowledge Repository technology were designed to promote integration and extensibility. The Company believes these features enable it to develop new ESW capabilities, features and technologies more efficiently and effectively than competitors with non-integrated product lines. The Company plans to continue to build on the core ESW technology to address customers' existing applications requirements as they evolve.

     Each component product of ESW is described briefly below:

     VIA/ALLIANCE: APPLICATION UNDERSTANDING. VIA/Alliance is designed to determine the scope of an application and the number of changes required to deliver a specified enhancement by analyzing different components of an application and revealing the interrelationships between these components. VIA/Alliance is also used to plan and estimate maintenance, enhancement and redevelopment projects and to facilitate projects involving file or database conversions, enabling and populating repositories, or integrating new applications and packaged software.

     VISUAL/RECAP: PORTFOLIO ANALYSIS AND REPORTING. Visual/Recap is the decision support component of ESW. Visual/Recap allows information systems managers to measure and gauge objectively the quality, complexity and business value of applications and programs by providing industry-accepted measurements and standards, including automation of the counting of function points.

     VIA/INSIGHT: PROGRAM UNDERSTANDING. VIA/Insight automates the process of analyzing and understanding complex COBOL logic. VIA/Insight is designed to enable users to automate routine maintenance tasks and allow programmers to assess the impact of changes, estimate the time changes will take and determine the level of difficulty involved in making proposed changes.

     VIA/SMARTEDIT: CODE CHANGE. VIA/SmartEdit is designed to provide automated, COBOL-intelligent change facilities and automatic syntax checking in the MVS operating system's editing environment. VIA/SmartEdit automatically identifies program components directly and indirectly related to a proposed program change.

     VIA/SMARTTEST: CODE TESTING. VIA/SmartTest is designed to promote speed and accuracy in code testing and debugging. VIA/SmartTest is designed to analyze a program's structure, data relationships and execution paths and reveals both the locations and the underlying causes of bugs and structural problems in program code. VIA/SmartTest is also designed to allow programmers to monitor and change program logic, data values and memory interactively from within the test session, and automatically apply COBOL changes to the source code without recompiling.

     VIA/SMARTDOC: PROGRAM DOCUMENTATION. VIA/SmartDoc is designed to synthesize com-prehensive program information directly from the source code and organize it into convenient reports, graphical charts and listings. VIA/SmartDoc provides advanced source listings, program structure charts, enhanced data cross-reference reports, control flow and data flow information and a variety of industry-accepted software metrics concerning complexity, architecture and software quality.

     VIA/RENAISSANCE: PROGRAM RE-ENGINEERING. VIA/Renaissance is designed to isolate and extract specific business functions from a program such as reports, calculations, computational variables, input/output definitions and transactions and generate compilable, executable programs or modules. The results provided by VIA/Renaissance assist in reuse of existing COBOL code, enabling customers to build libraries of reusable and shared code for new development, modularization or redevelopment projects. In addition, re-engineered programs or modules can be transferred to different platforms as part of a system conversion or client/server implementation.

     VIASOFT also offers ESW/PC and VIA/SmartAccess to incorporate PCs and workstations operating on the Windows platform into the maintenance and redevelopment of their existing COBOL applications. To date, licenses of the Company's Windows products have not been material to the Company's results of operations and the Company does not expect significant sales in the future.

  ROCHADE

     Through the Company's December 1996 acquisition of R&O, VIASOFT acquired R&O's Rochade technology and product line. Rochade is based on an open, enterprise-wide repository software technology that is designed to help businesses better capture, manage, monitor, disseminate, reuse and change their information technology for both mainframe computers and distributed computing environments. Rochade provides a unified, open method for viewing and sharing information about systems, tools, techniques and processes across platforms that is easily accessible to a broad range of users, allowing users to search, query and report on business data as they need it.

     The Company believes that an enterprise-wide repository is necessary to fully manage cross-application dependencies, plan and execute large-scale conversion projects, and extend information models to accommodate new application components, languages, and execution environments. The Company believes that its acquisition of Rochade will enhance the Company's repository technology by permitting the storage of greater volumes of information at the enterprise level. Rochade is designed to allow more efficient access to, and understanding and management of, customers' applications and data utilizing a variety of computer languages, operating systems and non-VIASOFT products.

     VIASOFT is enhancing the Rochade repository technology for integration with VIASOFT's product line and professional services solutions. The Company believes that the Rochade repository technology will provide significant additional benefits to customers as part of a suite of integrated products and solutions, compared to repositories offered as stand-alone products. VIASOFT also believes Rochade will permit greater flexibility to create repository information models to accommodate data warehousing, process management, project tracking and similar initiatives. In addition, Rochade, an open enterprise-wide repository, will provide a foundation on which to develop and market new integrated products and solutions.

  VIASOFT'S ESTIMATE 2000

     VIASOFT's Estimate 2000 is a separately available software product and a component of VIASOFT's Enterprise 2000 solution. Estimate 2000 is a tool for analyzing and assessing the size of the programming effort required for year 2000 date conversions. Estimate 2000 is designed to evaluate year 2000 conversion projects in the IBM MVS COBOL, Assembler and PL/I mainframe environments, and also provides comprehensive reports for both management and technical levels. Estimate 2000 is also capable of analyzing the impact of programming projects unrelated to the year 2000 market that require location of specified numerical or other fields.

  PRODUCT DEVELOPMENT

     In August 1996, VIASOFT acquired certain proprietary date bridging technology designed to help reduce the time, complexity and cost of adapting large interrelated applications to accommodate year 2000 century date conversion requirements, by enabling organizations to make changes to their applications without making changes to the data files at the same time. The Company also believes that this technology will be useful to enable customers to access historical and archival data beyond the year 2000 without conversion of the data files and to help coordinate transfer of date-sensitive information within and among organizations. The Company is in the process of developing and enhancing the acquired date bridging technology for integration in its year 2000 service solutions and currently plans to introduce the technology in late calendar 1997. The Company also intends to further develop the date bridging technology for introduction as a commercially available software product.

     In addition, the Company continues to acquire, develop and enhance technology for its existing ESW product line. For example, VIASOFT entered into licensing arrangements with several vendors to provide additional language support for its ESW products. The Company is in the process of developing and enhancing the licensed technology to provide ESW functionality for customer applications utilizing PL/I, Assembler, Natural and a variety of COBOL dialects. The Company currently expects to begin introduction of this additional language capability in its ESW product line in the fourth quarter of fiscal 1997. See "Risk Factors -- Risks Associated with Products Currently Under Development".

VIASOFT SERVICES

     The Company's specialized professional services provide processes, technology and expertise to address the complex, large-scale maintenance and redevelopment requirements of large organizations. VIASOFT's service offerings have grown significantly, representing 14%, 26% and 35% of total revenues in the fiscal years ended June 30, 1995 and 1996, and the six months ended December 31, 1996, respectively.

  VIASOFT'S ENTERPRISE 2000

     VIASOFT's Enterprise 2000 is a combination of professional services, the Company's ESW technology, other Company technology and third-party resources, designed to help customers address the year 2000 century date conversion requirements for existing applications. VIASOFT's Enterprise 2000 accounted for 15%, 75% and 82% of total professional services revenue during the fiscal years ended June 30, 1995 and 1996 and the six months ended December 31, 1996, respectively.

     VIASOFT's Enterprise 2000 offering employs a three-phase process designed to assess the impact of the century date transition on existing applications, prepare a comprehensive conversion strategy and then implement the necessary changes. These three phases, Impact 2000, Plan 2000 and Operation 2000, are offered individually or as a complete program. Through Impact 2000, VIASOFT determines the scope, size and level of effort needed to implement the year 2000 changes. The Company's Plan 2000 offering identifies the project goals, prepares a detailed work plan and executes a pilot project. Through Operation 2000, VIASOFT manages the implementation and testing of the required changes. VIASOFT's Enterprise 2000 is designed to address year 2000 date conversion requirements at the enterprise level of an organization. The Company also offers VIASOFT's Fast Path 2000 services that implement the functions of VIASOFT's Enterprise 2000 at the application level to respond to customer demand for prompt action on year 2000 projects.

  VIASOFT'S INSOURCING

     To assist organizations that desire to increase productivity in their maintenance and redevelopment activities while avoiding the loss of control over their systems associated with outsourcing, the Company has developed a solution known as VIASOFT's Insourcing. VIASOFT's Insourcing combines VIASOFT's ESW technology with onsite professional services to enable customers to successfully implement enhanced, repeatable processes for maintenance and redevelopment of existing applications. The Company believes that the combination of its expertise, technology and professional services can free significant existing customer programming resources for redeployment by increasing productivity and reducing the costs, time and effort required to maintain existing applications.

  VIASOFT'S LEGACY TRANSITIONS

     Many organizations have implemented a transition from exclusive reliance on mainframe computers to the use of the mainframe together with distributed computing environments for certain applications. VIASOFT has developed services and technology designed to enable organizations to reuse existing mainframe applications in new computing architectures, including distributed computing environments, and to integrate existing mainframe applications with these architectures. The Company believes that use of its technology and services should improve customers' ability to leverage their existing mainframe applications by increasing flexibility to integrate mission-critical applications with new architectures and systems, or by migrating and reusing existing mainframe code in these new environments.

CUSTOMER SUPPORT AND TRAINING

     The Company offers maintenance for each of its products, entitling the customer to receive technical support and advice, including problem resolution services, installation assistance, error corrections and any product enhancements released during the maintenance period. Under the Company's standard license agreement for mainframe products, maintenance is provided without charge for the first year, is renewable on an annual basis, and is generally priced at a percentage of the then current list price. In the fiscal years ended June 30, 1995 and 1996, and the six months ended December 31, 1996, maintenance fees represented approximately 39%, 33% and 26%, respectively, of the Company's total revenues. Maintenance and support services are provided primarily by telephone from VIASOFT's Phoenix, Arizona, headquarters and R&O's Westford, Massachusetts and German locations, as well as certain offices of the Company's international subsidiaries and distributors.

     The Company provides a variety of training services designed to enable customers to utilize fully the Company's technology solutions. These training offerings are generally conducted at the customer's site by specialists, and range from introductory courses in using the Company's products to advanced techniques courses. The Company also offers customized training for specific customers and instructs customer personnel to conduct ongoing training of their information systems staff.

SALES, MARKETING AND DISTRIBUTION

     VIASOFT markets its products and services principally to Fortune 1000 and similarly sized business and governmental organizations worldwide. The Company's marketing efforts are implemented through its domestic and international direct sales organizations, through a number of foreign independent distributors, located in Europe, the Far East, South Africa, and Latin America, and through strategic relationships with third parties as part of its Solution/Technology Provider program.

  DIRECT SALES

     The Company sells and supports its products and services in North and South America from its Phoenix, Arizona, headquarters and 5 primary field offices in the United States. As of December 31, 1996, the Company had 53 salespersons worldwide, including 33 located at the Company's headquarters and the United States field offices. These offices cover the territories of Canada, the United States, Mexico, Central America and all of South America, with the exception of Brazil, where the Company utilizes a distributor. Internationally, the Company has direct operations in the United Kingdom, Germany, Australia, the Netherlands, Belgium, Luxembourg and Japan.

  INTERNATIONAL DISTRIBUTORS

     VIASOFT markets its products to international customers both directly and through independent distributors. Distributors are authorized by VIASOFT to license the Company's software products to end-users. In addition to its subsidiary offices, the Company markets Rochade and/or the ESW product line internationally in 37 countries through 19 independent distributors. To date, the Company has not offered significant professional services through its distributors, although in fiscal 1996 some distributors became Solution/Technology Providers.

  SOLUTION/TECHNOLOGY PROVIDERS

     The Company utilizes third-party relationships to broaden the distribution of its products and services in certain markets. During fiscal 1996, the Company established a program which provides for non-exclusive relationships with professional services and consulting organizations, computer and software integration companies and hardware and software vendors ("Solution/Technology Providers") who are authorized to use VIASOFT technology and/or methodology, principally VIASOFT's Enterprise 2000, in connection with services they perform for their customers. Generally, the Solution/Technology Providers pay an initial license fee for the transfer and use of VIASOFT's service solutions and training in VIASOFT products and solutions. In addition, customers of certain Solution/Technology Providers that have not previously licensed the Company's products pay lease fees or license fees for the use of VIASOFT products in each engagement with a Solution/Technology Provider. These relationships are intended to augment VIASOFT's own distribution channels to expand the reach of its business solutions and obtain new customers for VIASOFT products. VIASOFT continues to invest resources in training and supporting these providers. The Company currently has Solution/Technology Provider relationships with approximately 20 companies, although to date most of the revenues from this distribution channel have been derived through four or five of these companies, including Keane, Inc., Andersen Consulting LLP, and KPMG Peat Marwick LLP. During the fiscal year ended June 30, 1996 and the six months ended December 31, 1996, approximately 11% and 17%, respectively, of the Company's software license fees were attributable to its Solution/Technology Provider relationships. The Company intends to continue to devote resources to expand this distribution channel.

  NEW MARKETING INITIATIVES

     In January 1997, VIASOFT announced a new industry initiative called "c. era" (an abbreviation for "cooperative era") to cooperatively market year 2000 solutions with other leading vendors that provide technology and services complementary to VIASOFT's Enterprise 2000, such as "code change factories" and consulting organizations. There can be no assurance, however, that this marketing initiative will attract the participation of other vendors, or if they participate, that the initiative will be successful.

     In February 1997, the Company intends to announce a new marketing initiative focused on the federal government. To assist agencies of the federal government in their year 2000 projects, VIASOFT is offering US2000, a solution comprised of ESW and certain process management and year 2000 methodologies. Licenses of this solution will be offered to agencies of the federal government in one-year, renewable contracts at a significantly reduced license fee. US2000 was recently announced and there can be no assurance that this marketing initiative will generate any revenue or as to the timing or magnitude of any revenue that may be generated.

COMPETITION

  PRODUCTS

     The market for the Company's software products is intensely competitive and is characterized by rapid change in technology and user needs and the frequent introduction of new products. Most of the Company's competitors and many potential competitors have substantially greater financial, marketing and technology resources than the Company. Major competitors for software product license sales include Computer Associates International, Inc.; Compuware Corporation; Intersolv, Inc.; Micro Focus Group Public Limited Company; and Platinum Technology, Inc. The Company believes that the principal factors affecting competition in its product markets include compatibility with customers' platforms and languages, product functionality, quality of support, product performance and reliability, ability to respond to changing customer needs, ease of use and price.

  CONSULTING SERVICES

     The market for the type of professional services provided by the Company is also highly competitive. Major competitors of the Company's services business are primarily the consulting organizations of the Big Six accounting firms. Other competitors of the Company's services business include Data Dimensions, Inc., Electronic Data Systems Corporation, and IBM's Integrated Systems Solutions Corp. Other system integrators and application outsourcers also compete to perform professional services competitive to VIASOFT's Insourcing and VIASOFT's Legacy Transitions solutions. These companies position themselves as long-term business partners, able to lower an organization's staff and maintenance costs and improve control of information systems functions with well-established work practices. Many smaller local or regional organizations also compete in the services market, which is fragmented and characterized by low barriers to entry. The Company's principal competitors and many potential competitors have significantly greater financial, marketing, recruiting and technological resources than the Company. The principal competitive factors affecting the market for the Company's professional services include responsiveness to customer needs, availability and productivity of personnel, the ability to demonstrate achievement of results, depth of technical skills, price and reputation.

  THE YEAR 2000 MARKET

     With the growth of the year 2000 market, significant competition has emerged and is expected to increase in the next few years. The consulting services segment of the market is characterized by low barriers to entry. The principal competitive factors affecting this market include functionality, performance and reliability of technology and methodology, availability and productivity of personnel, the ability to demonstrate achievement of results, depth of experience in year 2000 projects, price and reputation. There are generally three categories of competitors for VIASOFT in the year 2000 market, each focusing on a different market segment.

     SOFTWARE VENDORS. Software vendors provide tools targeted for the year 2000 market. Many of these products focus on a particular phase of a year 2000 project, such as inventory and assessment, scanning, parsing, conversion, testing and documentation. Competitive factors include the tool's compatibility with customers' platforms and languages, the vendor's ability to deliver training and ongoing support during the customers' implementation of the tools, and the value of the tool to an organization beyond the year 2000. Primary competitors in this category include Computer Associates International, Inc.; Data Dimensions, Inc.; Intersolv, Inc.; Micro Focus Group Public Limited Company; and Platinum Technology, Inc. through its affiliation with ADPAC Corp.

     CONSULTING ORGANIZATIONS. Competitors in this category are generally small- to medium-sized consulting firms that have become highly focused on the year 2000 problem. These companies provide supplemental personnel and contract programming resources to customers and some have licensed tools from software vendors to enhance their offering. These companies are often selected by customers based on the skills, experience and process that each firm uses. Competitors in this category include CIBER, Inc.; Computer Horizons, Corp.; Computer Task Group, Inc.; and Data Dimensions, Inc.

     SYSTEMS INTEGRATORS AND APPLICATION OUTSOURCERS. Large consulting and outsourcing firms have also entered the year 2000 market. These are companies that may already have relationships with customers and are able to include year 2000 conversion services with the maintenance and data processing services they already provide. They provide a customer with an alternative to managing the year 2000 conversion project themselves by outsourcing the whole project to an organization with an established relationship and a working knowledge of the customer's systems. Some integrators/outsourcers offer licensed tools from software vendors. Competitors in this category include CapGemini; Computer Sciences Corp.; Electronic Data Systems Corporation; IBM's Integrated Systems and Solutions Corp. and most Big Six accounting firms.

RESEARCH AND DEVELOPMENT

     Historically, VIASOFT's development of new products has been accomplished primarily with in-house development personnel and resources. As of December 31, 1996, the Company had 104 employees engaged in product development, including 36 employees at R&O. Of the Company's research and development personnel, 54 were software developers with the balance divided between customer support, documentation, and quality assurance. All but two of these employees are located at either the Company's Phoenix, Arizona, headquarters or the R&O research and development facilities in Germany. In addition to developing new products, the Company continually updates its existing products through enhancements and new releases. The Company also continues to develop new products and technologies to facilitate its service solutions.

     Beginning in fiscal 1996 and continuing in the current year, VIASOFT has expanded its strategy to acquire and/or license new products and technologies to complement, expand and enhance its existing products and services. The Company expects to increase its reliance on this strategy and plans to continue to devote research and development resources to the enhancement and integration of acquired and licensed technologies. See "Business -- Product Development".

     During the fiscal year ended June 30, 1996, and the six months ended December 31, 1996, research and development expenditures were $4,237,000 and $2,852,000, respectively, excluding a one-time charge of $26,958,000 in the six months ended December 31, 1996 related to the purchase of in-process technology from R&O. The Company anticipates that it will continue to commit substantial resources to research and development in the future.

INTELLECTUAL PROPERTY

     VIASOFT relies on a combination of copyright, trade secret and trademark laws, and contractual provisions to establish and protect its rights in its software products and proprietary technology. The Company protects the source code version of its products as a trade secret and as an unpublished copyrighted work. Despite these precautions, it may be possible for unauthorized parties to copy certain portions of the Company's products or reverse engineer or obtain and use information that the Company regards as proprietary. The Company has no patents and existing copyright and trade secret laws offer only limited protection. Certain provisions of the license and distribution agreements generally used by the Company, including provisions protecting against unauthorized use, copying, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions and the Company is required to negotiate limits on these provisions from time to time. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company has been and may be required from time to time to enter into source code escrow agreements with certain customers and distributors, providing for release of source code in the event the Company breaches its support and maintenance obligations, files bankruptcy or ceases to continue doing business.

     The Company recently acquired certain date bridging technology that is the subject of a patent application. The Company is currently evaluating the technology and the patent application and anticipates that it will continue to prosecute the patent application. However, there can be no assurance that a patent will issue as a result of such application, nor as to the extent of the protection, if any, such patent might afford.

     The Company's competitive position may be affected by its ability to protect its proprietary information. However, because the software industry is characterized by rapid technological change, the Company believes that patent, trademark, copyright, trade secret and other legal protections are less significant to the Company's success than other factors such as the knowledge, ability and experience of the Company's personnel, new product and service development, frequent product enhancements, customer service and ongoing product support.

     While the Company has no knowledge that it is infringing the proprietary rights of any third party, there can be no assurance that such claims will not be asserted in the future with respect to existing or future products. Any such assertion by a third party could require the Company to pay royalties, to participate in costly litigation and defend licensees in any such suit pursuant to indemnification agreements, or to refrain from selling an alleged infringing product or service. See "Risk Factors -- Importance of Proprietary Rights".

EMPLOYEES

     The Company had 408 full-time employees as of December 31, 1996, including 150 in sales and marketing, 104 in research, development and support, 102 in professional services and 52 in corporate operations and administration. The future success of the Company will depend in large part upon its continued ability to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense in the computer software industry, particularly for talented software developers, service consultants and sales and marketing personnel. Management anticipates that as the year 2000 approaches, it will become more and more difficult to recruit and retain experienced programmers and consultants, as industry sources generally estimate that there will not be a sufficient number of such persons to fill the demand created by the year 2000 problem. None of the Company's employees is represented by a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

     The Company's principal administrative, research and development, customer support and marketing facilities are located in approximately 42,000 square feet of space in Phoenix, Arizona. The Company occupies these premises under a lease agreement expiring on December 31, 1999, subject to certain renewal options. In addition, the Company executed a lease in December 1996, commencing March 1, 1997, for approximately 24,000 additional square feet of space in Phoenix, Arizona. The lease expires May 31, 2001.

     In addition, the Company maintains field offices and executive suite sales offices within the United States and Canada located in leased space aggregating approximately 24,000 square feet as of December 31, 1996. The Company also leased an aggregate of approximately 35,000 square feet of space as of December 31, 1996 in Argentina, Australia, Belgium, Germany, Japan, the Netherlands and the United Kingdom for operations of its international branch offices and subsidiaries.

     The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as needed.

LEGAL PROCEEDINGS

     VIASOFT is subject to certain legal proceedings and claims that arise in the conduct of its business. In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

     In addition, the Company recently settled a lawsuit in United States District Court, Phoenix, Arizona, against its former Chief Financial Officer, Alvin E. Holland, Jr. Mr. Holland was employed by the Company from January 1996 through April 8, 1996, when he was dismissed. In connection with the settlement, the Company agreed to make a cash payment to Mr. Holland and forgive certain indebtedness in amounts that the Company was advised by counsel were considerably less than the amount of anticipated litigation costs. The Company and Mr. Holland released each other from all outstanding claims in connection with the settlement. The Company accrued all amounts related to the settlement in the quarter ended December 31, 1996.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers and their ages as of January 31, 1997 are as follows:

                NAME                   AGE                        POSITION
-------------------------------------  ---    ------------------------------------------------
A. Leroy Ellison.....................  60     Chairman of the Board and Director
Steven D. Whiteman...................  46     Chief Executive Officer, President and Director
Michael A. Wolf......................  44     Executive Vice President, Chief Technology
                                              Officer and Director
Mark R. Schonau......................  40     Vice President, Finance & Administration, Chief
                                              Financial Officer and Treasurer
Catherine R. Hardwick................  37     General Counsel and Secretary
Kevin M. Hickey......................  38     Senior Vice President, Americas Operations
Colin J. Reardon.....................  43     Vice President, International Operations
Jean-Luc G. Valente..................  36     Vice President, Marketing
John J. Barry, III...................  56     Director
Alexander S. Kuli....................  51     Director
J. David Parrish.....................  54     Director
Arthur C. Patterson..................  53     Director

     A. Leroy Ellison has served as a director of the Company since March 1984 and has been Chairman of the Board since June 1984. Mr. Ellison served as President for the period October 1990 to May 1993 and Chief Executive Officer of the Company for the period October 1990 to January 1994. Prior to his employment with VIASOFT, Mr. Ellison was a consultant from August 1989 through September 1990 and served as interim chief executive officer of three different companies from 1984 to 1987. Mr. Ellison is also a director of Syntellect, Inc., an interactive voice response systems company, and several privately held companies.

     Steven D. Whiteman has served as President of the Company since May 1993 and as Chief Executive Officer and a director since January 1994. Prior to holding these offices, Mr. Whiteman served as Vice President of Sales and Marketing of the Company from December 1990. Before joining VIASOFT, Mr. Whiteman served as Senior Vice President, Sales and International Operations of Systems Center, Inc., a developer and marketer of network and systems management software, from January 1989 to October 1990.

     Michael A. Wolf has served as Chief Technology Officer of the Company since October 1993, Executive Vice President since May 1993 and a director since January 1994. Mr. Wolf served as Vice President of Development of the Company from November 1984 to May 1993, and Secretary from March 1986 to April 1994.

     Mark R. Schonau was appointed as Vice President, Finance & Administration, Chief Financial Officer and Treasurer of the Company on September 25, 1996. He had consulted with the Company for a short period of time prior to his employment. Before joining VIASOFT, Mr. Schonau served as Chief Financial Officer, Corporate Secretary and Treasurer of CyCare Systems, Inc., a healthcare software company, from October 1989 to August 1996.

     Catherine R. Hardwick has served as Secretary and General Counsel of the Company since January 24, 1996. Prior to holding these offices, Ms. Hardwick served as Corporate Counsel for the Company from February 1995. Before joining the Company, Ms. Hardwick practiced law with the law firm of Meyer, Hendricks, Victor, Osborn & Maledon, P.A. in the areas of corporate and securities law and intellectual property licensing.

     Kevin M. Hickey has served as Senior Vice President, Americas Operations of the Company since January 1994. Mr. Hickey joined VIASOFT in February 1993 to manage the domestic sales organization of the Company. Prior to joining VIASOFT, Mr. Hickey had been employed by International Business Machines Corporation as a Business Unit Executive in the Phoenix office from January 1991 through January 1993; as an Administrative Assistant from November 1989 to December 1990; and as Marketing Manager from January 1988 through October 1989.

     Colin J. Reardon has served as Vice President, International Operations of the Company since August 1994. Prior to joining VIASOFT, Mr. Reardon served as Vice President of International Marketing of Sterling Software, Inc., a systems management software and services company, from July 1993 through July 1994. Mr. Reardon was previously employed by Systems Center, Inc., a developer and marketer of network and systems management software, where Mr. Reardon served as Vice President of European Operations from November 1992 through June 1993 and Managing Director of its United Kingdom operations from July 1988 through October 1992.

     John J. Barry, III has served as a director of the Company since August 1991. Mr. Barry presently provides strategic and management consulting services to senior management in the information technology and other industries. From May 1, 1991 through December 31, 1996 Mr. Barry served as the Chairman, President and CEO of Petroleum Information Corporation, an energy industry information solutions company in Houston, Texas. From January 1989 through June 1990, Mr. Barry served as President and Chief Operating Officer of Systems Center, Inc., a developer and marketer of network and systems management software. From 1985 through 1988, Mr. Barry served as President and Chief Executive Officer of The Systems Center, Inc., a software data transfer company. Mr. Barry serves on the boards of directors of several privately held companies.

     Alexander S. Kuli has served as a director of the Company since January 1994. Mr. Kuli is currently Vice President, Worldwide Sales for Tivoli Systems, Inc., a vendor of distributed software products, a position held since January 1993. Prior to joining Tivoli, Mr. Kuli served as Vice President, Worldwide Sales for Candle Corporation, a vendor of mainframe systems performance management software, from October 1985 through December 1992.

     J. David Parrish has served as a director of the Company since January 1994. Mr. Parrish is currently the Senior Vice President, Professional Services and Customer Support for Walker Interactive Systems, Inc., a financial application software company. Prior to joining Walker Interactive Systems in November 1989, Mr. Parrish was a partner with Price Waterhouse with responsibility for its Western Region package implementation consulting practice.

     Arthur C. Patterson has served as a director of the Company since September 1984. He served as President of the Company from October 1984 to June 1985. Mr. Patterson is a founder and General Partner of Accel Partners, a venture capital firm. Mr. Patterson also serves on the board of directors of The Santa Cruz Operation, Inc., Synercom Technology, Inc., G. T. Global Group of Investment Companies, and PageMart, Inc., as well as several other privately held technology companies.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of January 31, 1997, and as adjusted to reflect the sale of the Common Stock being offered hereby, by the Company and the Selling
Stockholders:

                                     SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                       OWNED PRIOR TO                             OWNED AFTER
                                         OFFERING(1)          NUMBER OF         OFFERING(1)(2)
                                   -----------------------   SHARES BEING   -----------------------
      SELLING STOCKHOLDERS          NUMBER         PERCENT    OFFERED(2)     NUMBER         PERCENT
---------------------------------  --------        -------   ------------   --------        -------
John J. Barry, III...............    56,412          *           20,000       36,412            *
Director
A. LeRoy Ellison(3)..............   612,564         3.5%        150,000      462,564          2.4%
Director
Kevin M. Hickey(4)...............    43,327          *           11,000       32,327            *
Officer
J. David Parrish(5)..............    27,336          *           13,000       14,336            *
Director
Colin J. Reardon(6)..............    28,335          *           10,000       18,335            *
Officer
Silverman Heller Associates(7)...    20,000          *           20,000            0            *
Steven D. Whiteman(8)............   338,760         1.9          35,000      303,760          1.6
Director and Officer
Michael A. Wolf(9)...............   268,500         1.5          91,000      177,500            *
Director and Officer

---------------
 *  Represents beneficial ownership of less than 1%

(1) Except as otherwise noted, and subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by him.

(2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 300,000 shares of Common Stock. Of the 300,000 shares covered by the Underwriters' over-allotment option, 200,000 shares are offered by the Company and the remaining 100,000 are offered by the Selling Stockholders.

(3) These shares are held by the Allen Leroy Ellison Family Trust of which Mr. Ellison is trustee and a beneficiary.

(4) Includes 37,415 shares that Mr. Hickey may acquire upon the exercise of options exercisable within 60 days of January 31, 1997.

(5) Includes 26,668 shares that Mr. Parrish may acquire upon the exercise of options exercisable within 60 days of January 31, 1997.

(6) Represents 28,335 shares that Mr. Reardon may acquire upon the exercise of options exercisable within 60 days of January 31, 1997.

(7) Includes 16,000 shares that Silverman Heller Associates, an investor relations consultant to the Company, may acquire upon the exercise of options exercisable within 60 days of January 31, 1997.

(8) Includes 80,000 shares held by a trust for the benefit of Steven D. and Beverly C. Whiteman, of which Mr. Whiteman is trustee, and 65,002 shares that Mr. Whiteman may acquire upon the exercise of options exercisable within 60 days of January 31, 1997.

(9) Includes shares held by a trust of which Mr. Wolf is trustee and a beneficiary and 158,164 shares held by a limited partnership, of which Mr. Wolf is the general partner. Also includes 50,002 shares that Mr. Wolf may acquire upon the exercise of options exercisable within 60 days of January 31, 1997.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered by the Company and the Selling Stockholders will be passed upon by Osborn Maledon, P.A., Phoenix, Arizona. Pillsbury Madison & Sutro LLP, Menlo Park, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The Consolidated Financial Statements and schedules of VIASOFT, Inc. at June 30, 1995 and 1996, and for each of the three years in the period ended June 30, 1996, and the Consolidated Financial Statements of Rottger & Osterberg Software-Technik GmbH and subsidiaries for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, incorporated by reference in this Prospectus and the related Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement, (the "Underwriting Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the U.S. underwriters named below (the "U.S. Underwriters"), and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Wessels, Arnold and Henderson, L.L.C., SoundView Financial Group, Inc. and Volpe, Welty & Company L.L.C. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                              NUMBER OF SHARES
                                UNDERWRITER                                   OF COMMON STOCK
----------------------------------------------------------------------------  ----------------
Goldman, Sachs & Co. .......................................................
Wessels, Arnold and Henderson, L.L.C. ......................................
SoundView Financial Group, Inc. ............................................
Volpe, Welty & Company L.L.C................................................

                                                                                  ---------
          Total.............................................................      1,600,000
                                                                                  =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $     per share. The U.S. Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters" and, collectively with the U.S. Underwriters, the "Underwriters") providing for the concurrent offer and sale of 400,000 shares of Common Stock in an offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman, Sachs International, Wessels, Arnold and Henderson, L.L.C., SoundView Financial Group, Inc. and Volpe, Welty & Company L.L.C.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company and the Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 240,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,600,000 shares of Common Stock offered. The Company and Selling Stockholders have granted the International Underwriters a similar option to purchase up to an aggregate of 60,000 additional shares of Common Stock.

     The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates may engage in passive market making in the Common Stock during the cooling off period.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     This Prospectus may be used by Underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

-------------------------------------------------------
-------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IN CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Available Information.......................    2
Incorporation of Certain Documents by
  Reference.................................    2
Prospectus Summary..........................    4
Summary Consolidated Financial
  Information...............................    7
Risk Factors................................    8
Special Note on Forward-Looking
  Statements................................   16
The Company.................................   17
Use of Proceeds.............................   17
Dividend Policy.............................   17
Price Range of Common Stock.................   18
Capitalization..............................   19
Pro Forma Combined Financial Data...........   20
Selected Consolidated Financial Data........   23
Management's Discussion and Analysis of
  Consolidated Financial Condition and
  Results of Operations.....................   24
Business....................................   36
Management..................................   49
Selling Stockholders........................   51
Legal Matters...............................   52
Experts.....................................   52
Underwriting................................  U-1

-------------------------------------------------------
-------------------------------------------------------


-------------------------------------------------------
-------------------------------------------------------

                                2,000,000 SHARES

                                 VIASOFT, INC.

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                               ------------------

                                 [VIASOFT LOGO]

                               ------------------

                              GOLDMAN, SACHS & CO.

                               WESSELS, ARNOLD &
                                   HENDERSON

                              SOUNDVIEW FINANCIAL
                                  GROUP, INC.

                           VOLPE, WELTY & COMPANY LLC

                      REPRESENTATIVES OF THE UNDERWRITERS
-------------------------------------------------------
-------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses in connection with the offering described in the Registration Statement, other than underwriting commissions and discounts. All of such costs and expenses will be borne by the Company.

Registration Fee.................................................................  $ 31,280
NASD Fee.........................................................................    10,822
Nasdaq National Market Listing Fee...............................................    17,500
Accounting Fees and Expenses.....................................................    40,000
Legal Fees and Expenses..........................................................    75,000
Printing Expenses................................................................    80,000
Blue Sky Fees and Expenses.......................................................    10,000
Miscellaneous....................................................................    60,398
                                                                                   --------
          Total..................................................................  $325,000
                                                                                   ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article IX of the Company's Restated Certificate of Incorporation provides that the Company shall indemnify directors, officers, and their legal representatives to the fullest extent permitted by the Delaware General Corporate Law ("DGCL"). The DGCL contains an extensive indemnification provision which permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In suits by or in the right of a corporation, only expenses and not judgments, fines, and amounts paid in settlement may be indemnified against. In addition, if the director or officer has been adjudged to be liable to the corporation in such a suit, indemnification of expenses must be approved by a court. Article IX of the Restated Certificate of Incorporation also provides that the Company may, in its discretion, indemnify employees and agents in circumstances where indemnification is not required by law.

     Article VII of the Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty. However, this provision does not eliminate or limit the liability of a director for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of dividends or distributions or the redemption or purchase of the Company's shares of stock in violation of the DGCL, or for any transaction from which the director derives an improper personal benefit. This provision does not affect any liability of a director or officer under the federal securities laws.

     The Company currently maintains and expects to continue to carry directors' and officers' liability insurance ("D&O Insurance") with a policy limit of $10,000,000. Under this policy, the Company pays a deductible amount of up to $250,000 per claim. In addition, the Company has entered into an indemnification agreement with each of its directors ("Indemnification Agreement") under which the Company has indemnified each of them against expenses and losses incurred for claims brought against them to the extent that either the Company does not have D&O Insurance in place at the time or the claim is not covered by the Company's D&O Insurance policy. Under the Indemnification Agreements, the Company is not obligated to indemnify the director for expenses or losses in connection with claims ("Excluded Claims") which have been determined by final adjudication to be: (i) based on the director gaining any unentitled personal profit or advantage, (ii) for the return of illegal remuneration, (iii) for an accounting of profits made from the director's purchase or sale of the Company's securities within the meaning of
Section 16 of the Exchange Act or similar state laws, (iv) resulting from the director's knowingly fraudulent, dishonest, or willful misconduct, (v) based on a payment which is not permitted by applicable law, (vi) claims as to which the director shall have been adjudged liable to the Company, unless the court determines that the director is fairly and reasonably entitled to indemnification, or (vii) claims, the payment of which would exceed the maximum amount permitted by law to be paid as indemnification. Under the Indemnification Agreements, the directors each agree to reimburse the Company for amounts paid to them in the event that a final adjudication determines that the claim is either an Excluded Claim or the director is not otherwise entitled to payment under the Indemnification Agreement.

ITEM 16.  EXHIBITS

 EXHIBIT
 NUMBER                                 DESCRIPTION OF EXHIBIT
---------    -----------------------------------------------------------------------------
 ** 1        Form of Underwriting Agreement
 ** 5        Opinion of Osborn Maledon, P.A.
  * 23(a)    Consent of Arthur Andersen LLP
 ** 23(b)    Consent of Osborn Maledon, P.A. (included in its opinion filed as Exhibit 5)
  * 24       Powers of Attorney

---------------
 * Filed herewith

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 10th day of February, 1997.

                                          VIASOFT, Inc.

                                          By: /s/     STEVEN D. WHITEMAN
                                            ------------------------------------
                                                     Steven D. Whiteman
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                TITLE                      DATE
------------------------------------------   -----------------------------   ------------------

          /s/ STEVEN D. WHITEMAN             Chief Executive Officer;         February 10, 1997
------------------------------------------     Director
            Steven D. Whiteman

           /s/ MARK R. SCHONAU               Chief Financial Officer;         February 10, 1997
------------------------------------------     Chief Accounting Officer
             Mark R. Schonau

         /s/ JOHN J. BARRY, III*             Director                         February 10, 1997
------------------------------------------
            John J. Barry, III

          /s/ A. LEROY ELLISON*              Director                         February 10, 1997
------------------------------------------
             A. Leroy Ellison

          /s/ ALEXANDER S. KULI*             Director                         February 10, 1997
------------------------------------------
            Alexander S. Kuli

          /s/ J. DAVID PARRISH*              Director                         February 10, 1997
------------------------------------------
             J. David Parrish

         /s/ ARTHUR C. PATTERSON*            Director                         February 10, 1997
------------------------------------------
           Arthur C. Patterson

           /s/ MICHAEL A. WOLF               Director                         February 10, 1997
------------------------------------------
             Michael A. Wolf

       *By: /s/ STEVEN D. WHITEMAN           Attorney-in-fact
------------------------------------------
            Steven D. Whiteman

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------     ----------------------------------------------------------------------------------
** 1       Form of Underwriting Agreement
** 5       Opinion of Osborn Maledon, P.A.
 * 23 (a)  Consent of Arthur Andersen LLP
** 23 (b)  Consent of Osborn Maledon, P.A. (included in its opinion filed as
           Exhibit 5)
 * 24      Powers of Attorney

---------------
 * Filed herewith

** To be filed by amendment.